Filed Pursuant to
Rule 424(b)(3)
Registration No. 333-179981

The information in this prospectus supplemented is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated October 17, 2013

PRELIMINARY PROSPECTUS SUPPLEMENT

(To the Prospectus dated March 8, 2012)

5,000,000 Common Units

EV ENERGY PARTNERS, L.P.

Representing Limited Partner Interests

We are selling 5,000,000 common units of EV Energy Partners, L.P. Our common units trade on the Nasdaq Global Select Market under the symbol “EVEP.” The last reported sales price of our common units on the Nasdaq Global Select Market on October 16, 2013, was $38.17 per common unit.

Investing in our common units involves risks. Please read “Risk Factors” beginning on page S-8 of this prospectus supplement and on page 6 of the accompanying prospectus.

	Per Common Unit	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds, Before Expenses, to EV Energy Partners, L.P.	$	$

The underwriters expect to deliver the common units on or about October     , 2013.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters a 30-day option to purchase up to an additional 750,000 common units from us on the same terms and conditions as set forth above if the underwriters sell more than 5,000,000 common units in this offering.

Book-Running Managers

Wells Fargo Securities	Citigroup	J.P. Morgan	Raymond James
RBC Capital Markets	Baird		Credit Suisse

Co-Managers

Oppenheimer & Co.	Stifel	Wunderlich Securities
Ladenburg Thalmann & Co. Inc.		MLV & Co.

The date of this prospectus supplement is October     , 2013.

Prospectus Supplement

Prospectus dated March 8, 2012

IMPORTANT NOTICE ABOUT INFORMATION IN THIS

PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering of common units. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering of common units.

If the information relating to the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus or any free writing prospectus prepared by us or on our behalf. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the common units and seeking offers to buy the common units only in jurisdictions where offers and sales are permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of those documents or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since such dates.

The information in this prospectus supplement is not complete. You should review carefully all of the detailed information appearing in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference before making any investment decision.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information included or incorporated by reference in this prospectus supplement. It does not contain all of the information that may be important to you. You should read carefully the entire prospectus supplement, the accompanying prospectus, the documents incorporated by reference and the other documents to which we refer herein for a more complete understanding of this offering.

Unless the context otherwise requires, references to “EVEP,” “we,” “us,” “our” and similar terms, as well as references to the “Partnership,” are to EV Energy Partners, L.P. and its subsidiaries. With respect to the cover page and in the sections entitled “Prospectus Supplement Summary — The Offering” and “Underwriting (Conflicts of Interest),” “we,” “our” and “us” refer only to EV Energy Partners, L.P. and not to any of its subsidiaries. Reference to “EnerVest” refers to EnerVest, Ltd. and its partnership and other entities under common ownership. Unless we indicate otherwise, the information presented in this prospectus supplement assumes that the underwriters do not exercise their option to purchase additional common units.

EV Energy Partners, L.P.

Overview

We are an independent oil and natural gas partnership focused on the acquisition, production and development of oil and natural gas properties in the United States. Our primary business objective is to provide stability and growth in our cash distributions per unit over time. Our assets consist primarily of interests in producing and non-producing oil and natural gas properties located in the following areas of operation:

•	the Barnett Shale;

•	the Appalachian Basin;

•	the Mid-Continent area;

•	the San Juan Basin;

•	Central and East Texas;

•	the Permian Basin;

•	the Monroe Field; and

•	Michigan.

As of December 31, 2012, we had estimated net proved reserves of 13.5 million barrels (MMBbls) of oil, 609.5 billion cubic feet (Bcf) of natural gas and 35.7 MMBbls of natural gas liquids, or 904.7 billion cubic feet of natural gas equivalents (Bcfe), and a standardized measure of discounted future net cash flows of $866.9 million.

Business Strategy

Our primary business objective is to manage our oil and gas properties for the purpose of generating cash flow and providing stability and growth of distributions per unit for the long-term benefit of our unitholders. To meet this objective, we intend to execute the following business strategies:

•	pursue acquisitions of long-lived producing oil and natural gas properties with relatively low decline rates, predictable production profiles and low risk development opportunities;

•	reduce cash flow volatility and exposure to commodity price and interest rate risk through commodity price and interest rate derivatives;

•	maximize asset value and cash flow stability through our operating and technical expertise;

•	maintain focus on controlling the costs of our operations;

•	maintain conservative levels of indebtedness to reduce risk and facilitate acquisition opportunities; and

•	pursue monetization alternatives for all or a portion of our working interest position in the Utica Shale.

Competitive Strengths

We believe that we are well positioned to achieve our primary business objective and to execute our strategies because of the following competitive strengths:

•

Geographically Diversified Asset Base Characterized by Long Life Reserves and Predictable Decline Rates.    Our properties are located in eight producing basins with an average reserve life of 15 years as of December 31, 2012. The majority of our properties have been producing for many years resulting in predictable decline rates.

•

Significant Inventory of Low Risk Development Opportunities.    We have a significant inventory of development projects in our core areas of operations. Our development program is focused on lower-risk drilling opportunities to maintain and increase production.

•

Relationship with EnerVest.    Our relationship with EnerVest provides us with a wide breadth of operational, technical, risk management and other expertise across a wide geographical range, which assists us in evaluating acquisition and development opportunities. In addition, our relationship with EnerVest allows us to participate in much larger acquisitions than would otherwise be available to us.

•

Experienced Management Operating and Technical Teams.    Our executive officers average over 25 years of industry experience and over ten years of experience acquiring and managing oil and natural gas properties for EnerVest partnerships.

•

Substantial Hedging through 2015 at Attractive Average Prices.    By removing the price volatility from a significant portion of our production, we have mitigated, but not eliminated the potential effects of changing commodity prices on our cash flow from operations for the hedged periods.

Our Relationship with EnerVest

Our general partner is EV Energy GP, L.P., and its general partner is EV Management, LLC. EV Management, LLC is a wholly owned subsidiary of EnerVest. Through our omnibus agreement, EnerVest agrees to make available its personnel to permit us to carry on our business. We therefore benefit from the technical expertise of EnerVest, which we believe would generally not otherwise be available to a company of our size.

EnerVest’s principal business is to act as general partner or manager of EnerVest partnerships, formed to acquire, explore, develop and produce oil and natural gas properties. A primary investment objective of the EnerVest partnerships is to make periodic cash distributions. EnerVest was formed in 1992, and has acquired for its own account and for the EnerVest partnerships oil and natural gas properties for a total purchase price of more than $7.3 billion, which includes over $1.9 billion related to our acquisitions of oil and natural gas properties. EnerVest acts as an operator of over 21,000 oil and natural gas wells in 14 states. EnerVest operates wells which represented 93% of our estimated proved reserves as of December 31, 2012.

Reserve Information

Oil and natural gas reserve information is derived from our reserve report prepared by Cawley, Gillespie & Associates, Inc., our independent reserve engineers. All of our proved oil and natural gas reserves are located in the United States. The following table summarizes information about our oil and natural gas reserves by geographic region as of December 31, 2012:

	Estimated Net Proved Reserves
	Oil (MMBbls)	Natural Gas (Bcf)	Natural Gas Liquids (MMBbls)	Bcfe	PV-10(1) ($ in millions)
Barnett Shale	1.1	369.8	26.0	532.4	341.5
Appalachian Basin	4.8	71.4	0.2	101.4	164.9
Mid-Continent area	3.0	45.0	1.1	69.6	122.7
San Juan Basin	1.1	32.5	2.4	53.5	48.7
Central and East Texas	2.8	19.9	2.1	49.3	117.6
Permian Basin	0.7	16.0	3.9	43.6	67.0
Monroe Field	—	30.7	—	30.7	3.4
Michigan	—	24.2	—	24.2	8.5

Total	13.5	609.5	35.7	904.7	$874.3

(1)	At December 31, 2012, our standardized measure of discounted future net cash flows was $866.9 million. Because we are a limited partnership, we made no provision for federal income taxes in the calculation of standardized measure; however, we made a provision for future obligations under the Texas gross margin tax. The present value of future net pre-tax cash flows attributable to estimated net proved reserves, discounted at 10% per annum (“PV-10”), is a computation of the standardized measure of discounted future net cash flows on a pre-tax basis. PV-10 is computed on the same basis as standardized measure but does not include a provision for federal income taxes or the Texas gross margin tax. PV-10 is considered a non-GAAP financial measure under the Securities and Exchange Commission’s, or SEC, regulations. We believe PV-10 to be an important measure for evaluating the relative significance of our oil and natural gas properties. We further believe investors and creditors may utilize our PV-10 as a basis for comparison of the relative size and value of our estimated reserves to other companies. PV-10, however, is not a substitute for the standardized measure. Our PV-10 measure and the standardized measure do not purport to present the fair value of our oil and natural gas reserves.

The table below provides a reconciliation of PV-10 to the standardized measure at December 31, 2012 ($ in millions):

PV-10	$874.3
Future Texas gross margin taxes, discounted at 10%	(7.4)

Standardized measure	$866.9

For a discussion of our reserves and production for the year ended December 31, 2012, please see “Part I – Item 1 – Business” and the notes to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated herein by reference.

Recent Developments

Barnett Shale Acquisition

On September 6, 2013, we, along with certain institutional partnerships managed by EnerVest, agreed to acquire natural gas properties in the Barnett Shale from Carrizo Oil & Gas, Inc. (the Barnett Shale Acquisition). We have agreed to acquire a 31 percent interest in these assets for $67.6 million. The Barnett

Shale Acquisition is expected to close by October 31, 2013, and is subject to customary closing conditions and purchase price adjustments. The Barnett Shale Acquisition is comprised of 82 wells producing primarily from the Barnett Shale formation in Tarrant County, Texas. The assets include over 17,000 gross acres (9,500 net acres, of which we own 31%) which are held by production.

Utica Shale Disposition

On August 9, 2013, we, along with certain institutional partnerships managed by EnerVest, signed an agreement to divest certain Utica Shale acreage in Ohio. We have agreed to sell 4,345 net acres for approximately $56 million, subject to customary conditional purchase price adjustments and will retain the overriding royalty interest in these acres. As of October 4, 2013, we had closed on the sale of $36.6 million of these acres, and we expect to close on the majority of the remaining acreage prior to year end.

UEO Midstream Facilities

The Utica East Ohio midstream facilities, in which we have a 21 percent ownership interest, began processing gas and fractionating natural gas liquids during the third quarter of 2013. The initial processing capacity is 200 MMcf/day and the initial fractionation capacity is 35,000 Bbls/day. Additional processing capacity of 600 MMcf/day and fractionation capacity of 90,000 Bbls/day are expected to come on line over the next 12 months.

Participation of Insiders

Mark A. Houser, the President and Chief Executive Officer and a director of our general partner and John B. Walker, Executive Chairman and a director of our general partner, are expected to purchase an aggregate of approximately $5.5 million of common units in this offering at the public offering price. The number of our common units available for sale to the public in this offering will be reduced to the extent that our common units are sold to any of our executive officers or directors.

Our Ownership and Organizational Structure

As a limited partnership, we are managed by our general partner, EV Energy GP, L.P., which in turn is managed by its general partner, EV Management, LLC. EV Management, LLC is ultimately responsible for the business and operations of our general partner and conducts our business and operations, and the board of directors and officers of EV Management, LLC make decisions on our behalf.

The chart below depicts our organizational structure and ownership of us after giving effect to this offering (assuming no exercise of the underwriters’ options to purchase additional common units and excluding any units purchased by insiders at this offering).

EV Energy Partners’ Ownership and Organizational Chart

(1)	Investment funds formed by EnCap Investments, L.P. (“EnCap”).

Non-Eligible Holders; Redemption

We currently own interests in oil and natural gas leases on federal lands, and we may acquire additional interests in oil and natural gas leases on federal lands in the future. If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, we may redeem the units held by the limited partner at their current market price. Please read “The Partnership Agreement — Non-Citizen Assignees; Redemption” on page 43 of the accompanying prospectus.

The Offering

Common units offered by EV Energy Partners, L.P.	5,000,000 common units; 5,750,000 common units if the underwriters exercise in full their option to purchase additional common units.

Common units outstanding after this offering	47,599,080 common units; 48,349,080 common units if the underwriters exercise in full their option to purchase an additional 750,000 common units.

Use of proceeds	We will receive net proceeds from this offering of approximately $ million (including our general partner’s proportionate capital contribution) and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will use the net proceeds from this offering (and the net proceeds from any exercise of the underwriters’ option to purchase additional common units) to repay borrowings outstanding under our senior secured credit facility. Please read “Use of Proceeds.”

Conflicts of interest	As described in “Use of Proceeds,” the net proceeds of this offering will be used to repay outstanding indebtedness incurred under our senior secured credit facility. Because affiliates of certain of the underwriters are lenders under our senior secured credit facility, certain of the underwriters or their affiliates will receive more than 5% of the proceeds of this offering (not including underwriting discounts and commissions). Nonetheless, in accordance with the Financial Industry Regulatory Authority Rule 5121, the appointment of a qualified independent underwriter is not necessary in connection with this offering because the common units offered hereby are interests in a direct participation program. Investor suitability with respect to the common units will be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Cash distributions	Under our partnership agreement, we must distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner. We refer to this cash as “available cash,” and we define its meaning in our partnership agreement. We declared a quarterly distribution for the second quarter of 2013 of $0.769 per common unit, and paid this distribution on August 14, 2013 to unitholders of record at the close of business on August 8, 2013.

If cash distributions exceed $0.875725 per unit in any quarter, our general partner will receive increasing percentages, up to 25%, of the cash we distribute in excess of that amount. We refer to our general partner’s right to receive these higher amounts of cash as “incentive distribution rights.” Because our quarterly cash distributions currently are less than $0.875725 per unit, we are not currently paying any distributions with respect to incentive distribution rights.

Estimated ratio of taxable income to distribution	We estimate that if you own the common units you purchase in this offering through December 31, 2015, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 20% of the cash distributed to you with respect to that period. Please read “Material Tax Consequences” in this prospectus supplement for the assumptions on which this estimate is based.

Exchange listing	Our common units are traded on the Nasdaq Global Select Market under the symbol “EVEP.”

RISK FACTORS

An investment in our common units involves risk. You should carefully read the risk factors included under the caption “Risk Factors” beginning on page 6 of the accompanying prospectus, as well as the risk factors included in Item 1A. “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, together with all of the other information included or incorporated by reference in this prospectus supplement. If any of these risks were to occur, our business, financial condition, results of operations or prospects could be materially adversely affected. In such case, the trading price of our common units could decline, and you could lose all or part of your investment.

USE OF PROCEEDS

We will receive net proceeds of approximately $             million from the sale of 5,000,000 common units offered by this prospectus supplement (including our general partner’s proportionate capital contribution), after deducting underwriting discounts and estimated offering expenses payable by us. If the underwriters exercise their option to purchase 750,000 additional common units in full, we will receive additional net proceeds of approximately $             million (including our general partner’s proportionate capital contribution). We will use the net proceeds from this offering (including the net proceeds from any exercise of the underwriters’ option to purchase additional common units, if any) to repay borrowings outstanding under our senior secured credit facility.

At October 15, 2013, debt incurred under our senior secured credit facility was $615 million and was used primarily to finance acquisitions and to fund the development of our Utica East Ohio midstream facilities. As of August 31, 2013, interest on borrowings under our senior secured credit facility had a weighted average effective interest rate of approximately 3.11%. The senior secured credit facility matures on April 26, 2016.

Because affiliates of certain of the underwriters are lenders under our senior secured credit facility, certain of the underwriters or their affiliates will receive more than 5% of the proceeds of this offering (not including underwriting discounts and commissions). Nonetheless, in accordance with the Financial Industry Regulatory Authority Rule 5121, the appointment of a qualified independent underwriter is not necessary in connection with this offering because the common units offered hereby are interests in a direct participation program. Investor suitability with respect to the common units will be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange. Please read “Underwriting (Conflicts of Interest).”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2013:

•	on a consolidated historical basis; and

•	on an as adjusted basis, to reflect the sale of the common units in this offering and the application of the net proceeds therefrom as described in “Use of Proceeds.”

You should read our financial statements and notes thereto that are incorporated by reference into this prospectus supplement for additional information regarding our capitalization.

	Actual	As Adjusted for this Offering
Cash and cash equivalents	$8,277	$

Debt, including current maturities:
Senior secured credit facility(1)	520,000
Outstanding 8% senior notes due 2019	499,256		499,256

Total long-term debt	1,019,256

Owners’ equity:
Common unitholders	1,003,131
General partner interest	(13,455)

Total owners’ equity	989,676

Total capitalization	$2,008,932	$

(1)	As of October 16, 2013, we had total borrowings of $615 million outstanding under our senior secured credit facility and no outstanding letters of credit. After giving effect to this offering and application of the net proceeds, we would have had approximately $ million of outstanding borrowings under our senior secured credit facility at October 16, 2013.

PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

Our common units are listed on the Nasdaq Global Select Market under the symbol “EVEP.” The last reported sales price of the common units on October 16, 2013 was $38.17. As of October 16, 2013, we had issued and outstanding 42,599,080 common units, which were held by approximately 150 unitholders of record. The following table sets forth the range of high and low sales prices of the common units on the Nasdaq Global Select Market, as well as the amount of cash distributions paid per common unit for the periods indicated.

	Price Ranges		Cash Distributions Per Unit(1)
	Low	High
Fiscal 2013
Fourth Quarter (through October 16, 2013)	$36.51	$38.73	$	N/A	(2)
Third Quarter	$32.61	$43.25	$	N/A	(2)
Second Quarter	$32.65	$54.81		$0.769
First Quarter	$50.00	$63.55		$0.768
Fiscal 2012
Fourth Quarter	$55.01	$66.30		$0.767
Third Quarter	$50.00	$65.26		$0.766
Second Quarter	$43.56	$70.67		$0.765
First Quarter	$63.25	$73.75		$0.764
Fiscal 2011
Fourth Quarter	$59.93	$77.96		$0.763
Third Quarter	$52.42	$77.77		$0.762
Second Quarter	$47.58	$59.95		$0.761
First Quarter	$39.20	$55.58		$0.760

(1)	Distributions are shown in the quarter with respect to which they relate. For each of the indicated quarters for which distributions have been made, an identical per unit cash distribution was paid on any units subordinated to our common units outstanding at such time.

(2)	Cash distributions in respect of the third and fourth quarter of 2013 have not been declared or paid.

MATERIAL TAX CONSEQUENCES

The tax consequences to you of an investment in our common units will depend in part on your own tax circumstances. For a discussion of the material federal income tax considerations associated with our operations and the purchase, ownership and disposition of our common units, please read the following and the “Material Tax Consequences” beginning on page 46 in the accompanying base prospectus. Please also read “Item 1A. Risk Factors — Tax Risks to Common Unitholders” in our Annual Report on Form 10-K for the year ended December 31, 2012 for a discussion of the tax risks related to purchasing and owning our common units. You are urged to consult with your own tax advisor about the federal, state, local and foreign tax consequences peculiar to your circumstances.

Partnership Tax Treatment

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS with respect to our partnership status. In order to be treated as a partnership for federal income tax purposes, at least 90% of our gross income must be from specific qualifying sources, such as the exploration, development, processing, marketing or transportation of minerals and natural resources, and other passive types of income such as dividends. For a more complete description of this qualifying income requirement, please read “Material Tax Consequences — Partnership Status” in the accompanying base prospectus.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of our common units.

In addition to the forgoing, each of our operating subsidiaries either will be treated as a partnership or disregarded as an entity separate from us for federal tax purposes.

Ratio of Taxable Income to Distributions

We estimate that from the date hereof through the record date for distributions for the period ending December 31, 2014, unitholders will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 20% of the cash distributed to such unitholder with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from our operations will approximate the amount required to make distributions on all our units and other assumptions with respect to our capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law, which is subject to change, and tax reporting positions that we have adopted with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual ratio of taxable income to distributions could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of taxable income to cash distributions to a purchaser of units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to make the current quarterly distribution on all units, yet we only distribute the current quarterly distribution on all units;

•	we drill fewer well locations than we anticipate or spend less than we anticipate in connection with our drilling and completion activities contemplated in our capital budget;

•

we make a future offering of units and use the proceeds of such offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of such offering or to acquire property that is not eligible for depletion, depreciation or amortization for U.S. federal income tax purposes or that is depletable, depreciable, or amortizable at a rate significantly slower than the rate applicable to our assets at the time of such offering; or

•	legislation is passed that limits or repeals certain U.S. federal income tax preferences currently available to oil and gas exploration and production companies.

Tax Consequences of Unit Ownership

Alternative Minimum Tax

Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss, or deduction for purposes of the alternative minimum tax. The current minimum tax rate for non-corporate taxpayers is 26% on the first $175,000, as adjusted for inflation (for 2013, $179,500), of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income in excess of the exemption amount. Prospective unitholders are urged to consult their tax advisors with respect to the impact of an investment in our units on their liability for the alternative minimum tax.

Tax Rates

Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 39.6% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than 12 months) of individuals is 20%. These rates are subject to change by new legislation at any time.

A 3.8% Medicare tax is imposed on net investment income earned by certain individuals, estates and trusts. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax is imposed on the lesser of (1) the unitholder’s net investment income or (2) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax is imposed on the lesser of (1) undistributed net investment income or (2) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Tax Treatment of Operations

Deduction for U.S. Production Activities

Subject to the limitations on the deductibility of losses discussed in the accompanying base prospectus and the limitations discussed below, unitholders will be entitled to a deduction, herein referred to as the Section 199 deduction, equal to 9% of our qualified production activities income that is allocated to such unitholder.

Qualified production activities income is generally equal to gross receipts from domestic production activities reduced by cost of goods sold allocable to those receipts and other expenses, losses or deductions properly allocable to those receipts. The products produced must be manufactured, produced, grown, or extracted in whole or in significant part by the taxpayer in the United States.

For a partnership, the Section 199 deduction is determined at the partner level. To determine his Section 199 deduction, each unitholder will aggregate his share of the qualified production activities income allocated to him from us with the unitholder’s qualified production activities income from other sources. Each unitholder must take into account his distributive share of the expenses allocated to him from our qualified production activities regardless of whether we otherwise have taxable income. However, our expenses that otherwise would be taken into account for purposes of computing the Section 199 deduction are taken into account only if and to the extent the unitholder’s share of losses and deductions from all of our activities is not disallowed by the tax basis rules, the at-risk rules or the passive activity loss rules. Please read “Material Tax Consequences — Tax Consequences of Unit Ownership — Limitations on Deductibility of Tax Losses” in the accompanying base prospectus.

A unitholder’s otherwise allowable Section 199 deduction for each taxable year is reduced by 3% of the least of (i) the oil related qualified production activities income of the taxpayer for the taxable year, (ii) the qualified production activities income of the taxpayer for the taxable year, or (iii) the taxpayer’s taxable income for the taxable year (determined without regard to any Section 199 deduction). For this purpose, the term “oil related qualified production activities income” means the qualified production activities income attributable to the production, refining, processing, transportation, or distribution of oil, gas, or any primary production thereof. We expect that most or all of our qualified production activities income will consist of oil related qualified production activities income.

This discussion of the Section 199 deduction does not purport to be a complete analysis of the complex legislation and Treasury authority relating to the calculation of domestic production gross receipts, qualified production activities income, or IRS Form W-2 wages, or how such items are allocated by us to unitholders. Further, because the Section 199 deduction is required to be computed separately by each unitholder, no assurance can be given, and counsel is unable to express any opinion, as to the availability or extent of the Section 199 deduction to the unitholders. Each prospective unitholder is encouraged to consult his tax advisor to determine whether the Section 199 deduction would be available to him.

Geophysical Costs

The costs of geophysical exploration incurred in connection with the exploration and development of oil and gas properties in the United States are deducted ratably over a 24-month period beginning on the date that such expenses are paid or incurred; provided that, for this purpose any payments paid or incurred during the tax year are treated as paid or incurred at the mid-point of that year. This 24-month period is extended to 7 years in the case of major integrated oil companies.

Disposition of Units

Recognition of Taxable Gain or Loss

Gain or loss will be recognized on a sale of units equal to the difference between the unitholder’s amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will equal the sum of the cash and/or the fair market value of other property he receives plus his share of our nonrecourse liabilities, for which he is deemed to be relieved. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a unit that decreased a unitholder’s tax basis in that unit will, in effect, become taxable income if the unit is sold at a price greater than the unitholder’s tax basis in that unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss, which will be long-term capital gain or loss if the unit is held by the unitholder for more than one year. Long-term capital gains recognized by noncorporate unitholders generally are taxed at a rate of 20%. A portion of this gain or loss, which may be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to “unrealized receivables” or “inventory items” that we own. The term “unrealized receivables” includes potential recapture items, including depreciation, depletion, and IDC recapture. Ordinary income attributable to unrealized receivables and inventory items may exceed net taxable gain realized on the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may be used to offset only capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, a unitholder will be unable to select high or low tax basis units to sell as would be the case with corporate stock, but may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and those Treasury regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into: (1) a short sale; (2) an offsetting notional principal contract; or (3) a futures and/or certain forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue Treasury regulations that treat a taxpayer who enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Tax Exempt Organizations and Other Investors

Ownership of common units by tax-exempt entities, regulated investment companies and foreign persons raises issues unique to such persons. Please read “Material Tax Consequences—Tax-Exempt Organizations and Other Investors” in the accompanying base prospectus.

Administrative Matters

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses in excess of $2 million in any single taxable year or $4 million in any combination of taxable years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) is audited by the IRS. Please read “Material Tax Consequences — Administrative Matters — Information Returns and Audit Procedures” in the accompanying base prospectus.

Moreover, if we were to participate in a listed transaction or a reportable transaction (other than a listed transaction) with a significant purpose to avoid or evade tax, you could be subject to the following provisions and/or limitations: accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described in the accompanying base prospectus under “Material Tax Consequences — Administrative Matters — Accuracy-Related Penalties;” for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and in the case of a listed transaction, an extended statute of limitations.

Recent Legislative Developments

Current law may change so as to cause us to be treated as a corporation for U.S. federal income tax purposes or otherwise subject us to entity-level taxation. For example, members of Congress have recently considered substantive changes to the existing federal income tax laws that could affect certain publicly traded partnerships. As previously proposed, we do not believe that such legislation would affect our tax treatment as a partnership. However, future legislation could be passed that may adversely impact us.

On April 10, 2013, the White House released President Obama’s budget proposal for the fiscal year 2014 (the “Budget Proposal”). Among the changes contained in the Budget Proposal is the elimination of certain key U.S. federal income tax preferences currently available to oil and gas exploration and production companies. These changes include, but are not limited to, (1) the repeal of the percentage depletion allowance for oil and gas properties; (2) the elimination of current deductions for intangible drilling and development costs; (3) the elimination of the deduction for certain U.S. production activities; (4) the repeal of the exception to the passive loss rules for working interests in oil and gas properties; and (5) an increase of the amortization period for geological and geophysical expenditures.

The passage of any legislation as a result of these proposals or any other similar changes in U.S. federal income tax laws could increase the amount of our taxable income allocable to you. We are unable to predict whether any of these changes, or other proposals, will ultimately be enacted. Any modifications to the federal income tax laws or interpretations thereof may or may not be applied retroactively. Any such changes could negatively impact the value of an investment in our common units.

UNDERWRITING (CONFLICTS OF INTEREST)

Wells Fargo Securities, LLC, Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Raymond James & Associates, Inc., RBC Capital Markets, LLC, Robert W. Baird & Co. Incorporated and Credit Suisse Securities (USA) LLC are acting as joint book-running managers of the underwritten offering and representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of common units set forth opposite the underwriter’s name.

Underwriter	Number of Common Units
Wells Fargo Securities, LLC
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Raymond James & Associates, Inc.
RBC Capital Markets, LLC
Robert W. Baird & Co. Incorporated
Credit Suisse Securities (USA) LLC
Oppenheimer & Co. Inc.
Stifel, Nicolaus & Company, Incorporated
Wunderlich Securities, Inc.
Ladenburg Thalmann & Co. Inc.
MLV & Co. LLC

Total	5,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the common units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the common units (other than those covered by the over-allotment option to purchase additional common units described below) if they purchase any of the common units.

Option to Purchase Additional Common Units

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 750,000 additional common units at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional common units approximately proportionate to that underwriter’s initial purchase commitment.

Underwriting Discount and Expenses

The underwriters propose to offer some of the common units directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the common units to dealers at the public offering price less a concession not to exceed $         per common unit. If all of the common units are not sold at the initial offering price, the underwriters may change the public offering price and the other selling terms. All compensation received by the underwriters in connection with this offering will not exceed eight percent of the gross offering proceeds.

The following table shows the underwriting discounts that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units.

	No Exercise	Full Exercise
Per Unit	$	$
Total	$	$

We estimate that our total expenses of this offering, excluding underwriting discounts, will be approximately $400,000.

Lock-Up Agreements

We, our general partner and the directors and executive officers of certain of our affiliates have agreed not to, without the prior written consent of the representatives, for a period of 45 days from the date of the prospectus supplement, directly or indirectly:

•

offer for sale, sell, pledge, announce the intention to sell or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any common units held by them or securities convertible into or exchangeable for common units held by them, or sell or grant options, rights or warrants with respect to any common units held by them or securities convertible into or exchangeable for common units held by them;

•	enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such common units;

•

file or cause to be filed a registration statement, including any amendments, with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units (other than any registration statement on Form S-8); or

•	publicly disclose the intention to do any of the foregoing.

The restrictions described in the paragraph above do not apply to:

•	issuances of common units pursuant to any existing employee benefit plans;

•

issuances of common units directly to a seller of a business as part of the purchase price or a private placement, in each case in connection with acquisitions and capital improvements that our general partner reasonably determines will increase cash flow from operations on a per unit basis after giving effect to such issuance; or

•

distributions by EnerVest and its subsidiaries to their respective owners of our common units if the recipients of such units execute and deliver to the representatives lock-up agreements that agree to the foregoing restrictions.

Wells Fargo Securities, LLC and the representatives, in their sole discretion, may release any of the securities subject to these lock-up arrangements at any time without notice. The representatives have no present intent or arrangement to release any of the securities subject to these lock-up agreements. The release of any lock-up is considered on a case-by-case basis. Factors that will be considered in deciding whether to release common units may include the length of time before the lock-up period expires, the number of common units involved, the reasons for the requested release, market conditions, the trading price of our common units, historical trading volume of our common units and whether the person seeking the release is an officer, director or affiliate of us.

Listing

Our common units are listed on the Nasdaq Global Select Market under the symbol “EVEP.”

Passive Market Making

In connection with the offering, the underwriters may engage in passive market making transactions in the common units on the Nasdaq Global Select Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during the period before the commencement of offers or sales of common units and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid that bid must be lowered when specified purchase limits are exceeded.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering, the representatives, on behalf of the underwriters, may purchase and sell common units in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common units in excess of the number of common units to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of common units made in an amount up to the number of common units represented by the underwriters’ over-allotment option. In determining the source of common units to close out the covered syndicate short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase units through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of the common units in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of common units in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of common units in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives repurchase common units originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common units. They may also cause the price of the common units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq Global Select Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Conflicts of Interest

The underwriters and their affiliates perform various investment and commercial banking and advisory services for us and our affiliates from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. In particular, affiliates of Wells Fargo Securities, LLC, Citigroup Global Markets Inc., J.P. Morgan Securities LLC, RBC Capital Markets, LLC, and Credit Suisse Securities (USA) LLC are lenders under our secured credit facility and will receive a portion of the proceeds from this offering. Because we will use all of the net proceeds from this offering to reduce indebtedness owed by us under our secured credit facility, affiliates of Wells Fargo Securities, LLC, Citigroup Global Markets Inc., J.P. Morgan Securities LLC, RBC Capital Markets, LLC, and Credit Suisse Securities (USA) LLC will each receive at least 5% of the net proceeds of this offering pursuant to the repayment of borrowings under our senior credit facility. Nonetheless, in accordance with the Financial Industry Regulatory Authority Rule 5121, the appointment of a qualified independent underwriter is not necessary in connection with this offering because the common units offered hereby are interests in a direct participation program. Investor suitability with respect to the common units will be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange. An affiliate of Wells Fargo Securities, LLC is a limited partner of co-investment partnerships with EnerVest as the general partner. The co-investment partnerships own interests in certain existing Austin Chalk and Barnett Shale assets in which we own interests. EnerVest is compensated by the co-investment partnerships for the services it provides as the general partner thereof.

Electronic Distribution

This prospectus supplement and the accompanying prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of common units for sale to their online brokerage account holders. The common units will be allocated to underwriters that may make internet distributions on the same basis as other allocations. In addition, common units may be sold by the underwriters to securities dealers who resell common units to online brokerage account holders.

Other than this prospectus supplement and the accompanying prospectus in electronic format, information contained in any web site maintained by an underwriter is not part of this prospectus supplement or the accompanying prospectus or registration statement of which the accompanying prospectus forms a part, has not been endorsed by us and should not be relied on by investors in deciding whether to purchase common units. The underwriters are not responsible for information contained in web sites that they do not maintain.

Indemnification

We, EV Energy GP, L.P., EV Management, LLC, EV Properties, L.P. and EV Properties GP, LLC have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the United Kingdom

Our partnership may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (“FSMA”) that is not a “recognized collective investment scheme” for the purposes of FSMA (“CIS”) and that has not been authorized or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus supplement and the accompanying prospectus are only being distributed in the United Kingdom to, and are only directed at:

(i) if our partnership is a CIS and is marketed by a person who is an authorized person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) Order 2001, as amended (the “CIS Promotion Order”) or (b) high net worth companies and other persons falling with Article 22(2)(a) to (d) of the CIS Promotion Order; or

(ii) otherwise, if marketed by a person who is not an authorized person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”) or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

(iii) in both cases (i) and (ii) to any other person to whom it may otherwise lawfully be made, (all such persons together being referred to as “relevant persons”). Our partnership’s common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any common units which are the subject of the offering contemplated by this prospectus supplement and the accompanying prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to our partnership.

Notice to Prospective Investors in Germany

This prospectus supplement and the accompanying prospectus have not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute our common units in Germany. Consequently, our common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this prospectus supplement, the accompanying prospectus and any other document relating to this offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of the common units to the public in Germany or any other means of public marketing. Our common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This prospectus supplement and the accompanying prospectus are strictly for use of the person who has received them. They may not be forwarded to other persons or published in Germany.

This offering of our common units does not constitute an offer to buy or the solicitation or an offer to sell our common units in any circumstances in which such offer or solicitation is unlawful.

Notice to Prospective Investors in the Netherlands

Our common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Notice to Prospective Investors in Switzerland

This prospectus supplement and the accompanying prospectus are being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus supplement and the accompanying prospectus are addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. Our common units are not being offered to the public in Switzerland, and neither this prospectus supplement, the accompanying prospectus, nor any other offering materials relating to our common units may be distributed in connection with any such public offering.

We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006 (“CISA”). Accordingly, our common units may not be offered to the public in or from Switzerland, and neither this prospectus supplement, the accompanying prospectus, nor any other offering materials relating to our common units may be made available through a public offering in or from Switzerland. Our common units may only be offered and this prospectus supplement and the accompanying prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

Notice to Prospective Investors in the EEA

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive.

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and includes any relevant implementing measure in each relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

LEGAL MATTERS

The validity of the common units offered in this prospectus supplement will be passed upon for us by Haynes and Boone, LLP, Houston, Texas. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

Information about our estimated net proved reserves and the future net cash flows attributable to these reserves was prepared by Cawley, Gillespie & Associates, Inc., an independent petroleum and geological engineering firm and are included herein in reliance upon their authority as experts in reserves and present values.

The consolidated financial statements of EV Energy Partners, L.P. and subsidiaries incorporated in this prospectus supplement by reference from EV Energy Partners, L.P.’s Annual Report on Form 10-K for the year ended December 31, 2012, and the effectiveness of EV Energy Partners, L.P.’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the operation of the SEC’s public reference room. Our SEC filings are available on the SEC’s web site at http://www.sec.gov. We also make available free of charge on our web site, at http://www.evenergypartners.com, all materials that we file electronically with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 reports and amendments to these reports as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC. Additionally, you can obtain information about us through the Nasdaq Global Select Market, www.nasdaq.com, on which our common units are listed.

The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus supplement by referring you to other documents filed separately with the SEC. These other documents contain important information about us, our financial condition and results of operations. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus. Information that we file later with the SEC will automatically update and may replace information in this prospectus supplement and information previously filed with the SEC.

We incorporate by reference in this prospectus supplement the documents listed below, excluding information furnished pursuant to Item 2.02 or 7.01 on any Current Report on Form 8-K (or corresponding information furnished under Item 9.01 or included as an exhibit):

•	Our Annual Report on Form 10-K for the year ended December 31, 2012;

•	Our Quarterly Reports on Form 10-Q for the quarters ending March 31, 2013 and June 30, 2013;

•

Our Registration Statement on Form 8-A12B (No. 001-33024) filed on September 15, 2006 as amended by Amendment No. 1 to our Registration Statement on Form 8-A12B/A (No. 001-33024) filed on September 20, 2006 and as amended by Amendment No. 2 to our Registration Statement on Form 8-A12B/A (No. 001-33024) filed on October 17, 2013; and

•	All documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus supplement and before the termination of this offering.

You may obtain any of the documents incorporated by reference in this prospectus supplement or the accompanying prospectus from the SEC through the SEC’s web site at the address provided above. You also may request a copy of any document incorporated by reference in this prospectus supplement and the accompanying prospectus (including exhibits to those documents specifically incorporated by reference in this document), at no cost, by visiting our internet web site at http://www.evenergypartners.com, or by writing or calling us at the address set forth below. Information on our web site is not incorporated into this prospectus supplement, the accompanying prospectus or our other securities filings and is not a part of this prospectus supplement or the accompanying prospectus.

EV Energy Partners, L.P.

1001 Fannin, Suite 800

Houston, TX 77002

Attention: Michael E. Mercer

Telephone: (713) 651-1114

PROSPECTUS

EV Energy Partners, L.P.

EV Energy Finance Corp.

Common Units

Debt Securities

We may offer, from time to time the following securities in one or more series under this prospectus:

•	common units representing limited partnership interests in EV Energy Partners, L.P.; and

•	debt securities, which may be secured or unsecured senior debt securities or secured or unsecured subordinated debt securities.

EV Energy Finance Corp. may act as co-issuer of the debt securities.

Our common units are listed on the NASDAQ Global Select Market under the symbol “EVEP.” We will provide information in the prospectus supplement for the trading market, if any, for any debt securities we may offer.

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. This prospectus describes the general terms of these securities. The specific terms of any securities and the specific manner in which we will offer them will be included in a supplement to this prospectus relating to that offering. We may also use one or more free writing prospectuses to be provided to you in connection with these offerings.

You should carefully read this prospectus and any prospectus supplement before you invest. You also should read the documents we have referred you to in the “Where You Can Find More Information” section of this prospectus for information on us and our financial statements. This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

Investing in our securities involves risks. Limited partnerships are inherently different from corporations. You should carefully consider the risk factors beginning on page 6 of this prospectus, any prospectus supplement, any prospectus contained in a post-effective amendment and in the documents we incorporate by reference in this prospectus before you make an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 8, 2012.

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with any other information. If anyone provides you with different or inconsistent information, you should not rely on it.

You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. You should not assume that the information contained in the documents incorporated by reference in this prospectus is accurate as of any date other than the respective dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

ABOUT THIS PROSPECTUS

As used in this prospectus, “EV Energy Partners,” “we,” “our,” “us” the “Partnership” or like terms mean EV Energy Partners, L.P. and its subsidiaries. References to “our general partner” or the “General Partner” refer to EV Energy GP, L.P., the general partner of the Partnership, except where otherwise indicated, and to “EV Management” refer to EV Management, LLC, the general partner of the General Partner, which effectively manages the business and affairs of the Partnership. Reference to “EnerVest” refers to EnerVest, Ltd. and its partnerships and other entities under common ownership.

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using an “automatic shelf” registration process for “well-known seasoned issuers.” Under the automatic shelf registration process, we may offer and sell our securities in one or more offerings. Each time we offer securities, we will provide you with a prospectus supplement that will describe, among other things, the specific amounts and prices of the securities being offered and the terms of the offering, including, in the case of debt securities, the specific terms of the securities. The prospectus supplement may include additional risk factors or other specific considerations applicable to those securities. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. Additional information, including our financial statements and the notes thereto, is incorporated in this prospectus by reference to our reports filed with the SEC. Please carefully read this prospectus, any prospectus supplement, any prospectus contained in a post-effective amendment and the documents incorporated by reference in the prospectus together with the additional information described under “Where You Can Find More Information” before you make an investment decision.

You should rely only on the information contained in this prospectus, the applicable prospectus supplement and the information incorporated by reference into the prospectus and any related prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell the securities in any jurisdiction where the offer or sale is not permitted. Neither the delivery of this prospectus, any prospectus supplement or any prospectus contained in a post-effective amendment, nor any offer or sale under any such prospectus shall, under any circumstances, create any implication that there has been no change in our business, risks related to our business, financial condition, results of operations and prospects, that the information contained in any such prospectus is accurate as of any date other than the date of such prospectus, or that any information incorporated by reference in any such prospectus is accurate at any time subsequent to its date.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference that are not historical facts contain “forward-looking statements.” These forward-looking statements relate to, among other things, the following:

•	our future financial and operating performance and results;

•	our business strategy;

•	our estimated net proved reserves and standardized measure

•	market prices;

•	our future derivative activities; and

•	our plans and forecasts.

We have based these forward-looking statements on our current assumptions, expectations and projections about future events.

We use the words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “may,” “likely” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. You should read statements that contain these words carefully because they discuss future expectations, contain projections of results of operations or of our financial condition and/or state other “forward-looking” information. We do not undertake any obligation to update or revise publicly any forward-looking statements, expect as required by law. These statements also involve risks and uncertainties that could cause our actual results or financial condition to materially differ from our expectations in this prospectus and the documents incorporated herein by reference, including, but not limited to:

•	fluctuations in prices of oil and natural gas;

•	significant disruptions in the financial markets;

•	future capital requirements and availability of financing;

•	uncertainty inherent in estimating our reserves;

•	risks associated with drilling and operating wells;

•	discovery, acquisition, development and replacement of oil and natural gas reserves;

•	cash flows and liquidity;

•	timing and amount of future production of oil and natural gas;

•	availability of drilling and production equipment;

•	marketing of oil and natural gas;

•	developments in oil and natural gas producing countries;

•	competition;

•	general economic conditions;

•	governmental regulations;

•	receipt of amounts owed to us by purchasers of our production and counterparties to our derivative financial instrument contracts;

•	hedging decisions, including whether or not to enter into derivative financial instruments;

•	events similar to those of September 11, 2001;

•	actions of third party co-owners of interest in properties in which we also own an interest;

•	fluctuations in interest rates and the value of the U.S. dollar in international currency markets; and

•	our ability to effectively integrate companies and properties that we acquire.

You should consider these risks and those we set out or incorporate into the “Risk Factors” section of this prospectus before you purchase our securities.

Events may occur in the future that we are unable to accurately predict, or over which we have no control that cause our forward-looking statements to become inaccurate. When considering our forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus and in the documents incorporated by reference. The risk factors and other factors noted in this prospectus and in the documents incorporated by reference provide examples of risks, uncertainties and events that may cause our actual results to differ materially from those contained in any forward-looking statement.

These events or factors could cause our results or performance to differ materially from those expressed in, or implied by, our forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of these assumptions, and, therefore, also the forward-looking statements based on these assumptions, could themselves prove to be inaccurate. In light of the significant uncertainties inherent in the forward-looking statements that are included in this prospectus, our inclusion of this information is not a representation by us or any other person that our objectives and plans will be achieved.

Our forward-looking statements speak only at the date made, and we are under no obligation to update these forward-looking statements.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus or incorporated herein by reference. It does not contain all of the information that you should consider before making an investment decision. You should read the entire prospectus, together with the related prospectus supplement and the information incorporated therein and herein, for a more complete understanding of this offering. Please read “Risk Factors” beginning on page 8 of this prospectus for more information about important risks that you should consider before buying the notes.

EV Energy Partners, L.P.

We are an independent oil and natural gas partnership focused on the acquisition, production and development of oil and natural gas properties in the United States. Our primary business objective is to provide stability and growth in our cash distributions per unit over time. Our assets consist primarily of interests in producing and non-producing oil and natural gas properties located primarily in the following areas of operation:

•	the Barnett Shale;

•	the Appalachian Basin;

•	the Mid-Continent area;

•	the San Juan Basin;

•	the Monroe Field;

•	the Permian Basin;

•	Central and East Texas; and

•	Michigan.

Our properties are characterized by long-lived reserves with predictable decline rates, and as of December 31, 2011, have an average proved reserve life of 19 years. Our fields generally have long production histories, with some fields having produced hydrocarbons for over 90 years.

At December 31, 2011, our estimated net proved oil and gas reserves were 1,144.4 billion cubic feet of natural gas equivalents (Bcfe), consisting of 808.6 billion cubic feet (Bcf) of natural gas, 40.9 million barrels (MMBbls) of natural gas liquids and 15.1 MMBbls of oil. Approximately 68% of our proved reserves were classified as proved developed as of December 31, 2011, and the total standardized measure of discounted future net cash flows was $1,406.1 million.

Principal Executive Offices

Our principal executive offices are located at 1001 Fannin, Suite 800, Houston, Texas 77002. Our telephone number is 713-651-1144. Our web site address is www.evenergypartners.com. The information on our web site is not part of this prospectus.

Our Organizational Structure

As a limited partnership, we are managed by our general partner, EV Energy GP, L.P., which in turn is managed by its general partner, EV Management, LLC. EV Management is ultimately responsible for the business and operations of our general partner and conducts our business and operations, and the board of directors and officers of EV Management make decisions on our behalf. EV Management is owned by EnerVest. The limited partners of EV Energy GP, L.P. are EnerVest, EV Investors, L.P., a limited partnership formed by EnerVest and members of our senior management, and institutional partnerships managed by EnCap Investments, L.P.

The diagram below depicts our organizational structure and ownership as of March 7, 2012:

(1)	Investment funds formed by EnCap Investments, L.P. (“EnCap”).

RISK FACTORS

Investing in our securities involves risk. Please see the risk factors described in our most recent Annual Report on Form 10-K, which is incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks, as well as other information we include or incorporate by reference in this prospectus. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations. Additional risk factors may be included in a prospectus supplement relating to a particular series or offering of securities.

Limited partner interests are inherently different from capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in similar businesses. If any of the risks were actually to occur, our business, financial condition or results of operations or cash flows could be materially adversely affected.

USE OF PROCEEDS

Unless otherwise indicated to the contrary in an accompanying prospectus supplement, we will use the net proceeds from the sale of securities covered by this prospectus for general partnership purposes, which may include repayment of indebtedness, capital expenditures and additions to working capital.

The actual application of proceeds from the sale of any particular offering of securities using this prospectus will be described in the applicable prospectus supplement relating to such offering.

RATIO OF EARNINGS TO FIXED CHARGES

The following table presents our ratios of earnings to fixed charges for the years ended December 31, 2011, 2010, 2009, 2008 and 2007. For purposes of computing the ratios of earnings to fixed charges, earnings consist of pre-tax income from continuing operations before adjustment for equity income from equity method investees plus fixed charges, amortization of capitalized interest and distributed income from investees, and our share of pre-tax losses of investees for which charges arising from guarantees are included in fixed charges, each as accounted for under the equity method, less capitalized interest, preference security dividend requirements of consolidated subsidiaries, and the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of the sum of interest expensed and capitalized, plus amortized premiums, discounts and capitalized expenses related to indebtedness, an estimated interest component of rental expense, and preference security dividend requirements of consolidated subsidiaries.

	Year Ended December 31,
	2011	2010	2009	2008	2007
Ratio of earnings to fixed charges	4.37	11.18	1.13	15.00	2.40

DESCRIPTION OF OUR COMMON UNITS

The Units

The common units represent limited partnership interests in EV Energy Partners, L.P. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and our general partner in partnership distributions, see “How We Will Make Cash Distributions”. For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement”.

Transfer Agent and Registrar

Duties. Computershare Shareholder Services, Inc. will serve as registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following that must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a common unitholder; and

•	other similar fees or charges.

There will be no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal. The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•	gives the consents and approvals contained in our partnership agreement.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

DESCRIPTION OF OUR DEBT SECURITIES

We will issue our debt securities under an indenture among us, as issuer, the Trustee and any possible subsidiary guarantors. The debt securities will be governed by the provisions of the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939. We, the Trustee and any possible subsidiary guarantors may enter into supplements to the Indenture from time to time. If we decide to issue subordinated debt securities, we will issue them under a separate Indenture containing subordination provisions.

This description is a summary of the material provisions of the debt securities and the Indentures. We urge you to read the forms of senior indenture and subordinated indenture filed as exhibits to the registration statement of which this prospectus is a part because those Indentures, and not this description, govern your rights as a holder of debt securities. References in this prospectus to an “Indenture” refer to the particular Indenture under which we issue a series of debt securities. References in this prospectus to “Trustee” refer to the trustee that we appoint for any series of debt, as further described in “—The Trustee”.

EV Energy Partners, L.P. may issue debt securities in one or more series, and EV Energy Finance Corp. may be a co-issuer of one or more series of debt securities. EV Energy Finance Corp. was incorporated under the laws of the State of Delaware in 2007, is wholly-owned by EV Energy Partners, L.P., and has no material assets or any liabilities other than as a co-issuer of debt securities. Its activities will be limited to co-issuing debt securities and engaging in other activities incidental thereto. When used in this section “Description of the Debt Securities,” the terms “we,” “us,” “our” and “issuers” refer jointly to EV Energy Partners, L.P. and EV Energy Finance Corp., and the terms “EV Energy” and “EV Finance Corp.” refer strictly to EV Energy Partners, L.P. and EV Energy Finance Corp., respectively.

General

The Debt Securities

Any series of debt securities that we issue:

•	will be our general obligations;

•	will be general obligations of any of our subsidiaries that guarantee that series; and

•	may be subordinated to our senior indebtedness, with any guarantees also being subordinated to any senior indebtedness.

The Indenture does not limit the total amount of debt securities that we may issue. We may issue debt securities under the Indenture from time to time in separate series, up to the aggregate amount authorized for each such series.

We will prepare a prospectus supplement and either an indenture supplement or a resolution of the board of directors of the general partner of our general partner and accompanying officers’ certificate relating to any series of debt securities that we offer, which will include specific terms relating to some or all of the following:

•	whether EV Finance Corp. will be a co-issuer of the debt securities;

•	whether the debt securities are entitled to the benefits of any guarantees by our subsidiaries;

•	the form and title of the debt securities;

•	the total principal amount of the debt securities;

•	the date or dates on which the debt securities may be issued;

•	the portion of the principal amount that will be payable if the maturity of the debt securities is accelerated;

•	any right we may have to defer payments of interest by extending the dates payments are due and whether interest on those deferred amounts will be payable;

•	the dates on which the principal and premium, if any, of the debt securities will be payable;

•	the interest rate that the debt securities will bear and the interest payment dates for the debt securities;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	whether the debt securities may be issued in amounts other than $1,000 each or multiples thereof;

•	any changes to or additional Events of Default or covenants;

•	the subordination, if any, of the debt securities and any changes to the subordination provisions of the Indenture; and

•	any other terms of the debt securities.

This description of debt securities will be deemed modified, amended or supplemented by any description of any series of debt securities set forth in a prospectus supplement related to that series.

The prospectus supplement will also describe any material United States federal income tax consequences or other special considerations regarding the applicable series of debt securities, including those relating to:

•

debt securities with respect to which payments of principal, premium or interest are determined with reference to an index or formula, including changes in prices of particular securities, currencies or commodities;

•	debt securities with respect to which principal, premium or interest is payable in a foreign or composite currency;

•	debt securities that are issued at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates; and

•	variable rate debt securities that are exchangeable for fixed rate debt securities.

At our option, we may make interest payments by check mailed to the registered holders of any debt securities not in global form or, if so stated in the applicable prospectus supplement, at the option of a holder by wire transfer to an account designated by the holder.

Unless otherwise provided in the applicable prospectus supplement, fully registered securities may be transferred or exchanged at the office of the Trustee at which its corporate trust business is principally administered in the United States, subject to the limitations provided in the Indenture, without the payment of any service charge, other than any applicable tax or governmental charge.

Any funds we pay to a paying agent for the payment of amounts due on any debt securities that remain unclaimed for two years will be returned to us, and the holders of the debt securities must look only to us for payment after that time.

Guarantees by our Subsidiaries

Our payment obligations under any series of debt securities may be jointly and severally, fully and unconditionally guaranteed by one or more of our subsidiaries, the “Subsidiary Guarantors.” If a series of debt securities is so guaranteed, the Subsidiary Guarantors will execute a notation of guarantee as further evidence of their guarantee. The applicable prospectus supplement will describe the terms of any guarantee by the Subsidiary Guarantors.

The obligations of each Subsidiary Guarantor under its guarantee of the debt securities will be limited to the maximum amount that will not result in the obligations of the Subsidiary Guarantor under the guarantee constituting a fraudulent conveyance or fraudulent transfer under federal or state law, after giving effect to:

•	all other contingent and fixed liabilities of the Subsidiary Guarantor; and

•	any collections from or payments made by or on behalf of any other Subsidiary Guarantors in respect of the obligations of the Subsidiary Guarantor under its guarantee.

The guarantee of any Subsidiary Guarantor may be released under certain circumstances. If no default has occurred and is continuing under the Indenture and to the extent not otherwise prohibited by the Indenture, a Subsidiary Guarantor will be unconditionally released and discharged from the guarantee:

•	automatically upon any sale, exchange or transfer, to any person that is not our affiliate, of all of our direct or indirect limited partnership or other equity interests in the Subsidiary Guarantor;

•	automatically upon the merger of the Subsidiary Guarantor into us or any other Subsidiary Guarantor or the liquidation and dissolution of the Subsidiary Guarantor; or

•

upon our delivery of a written notice to the Trustee of the release of all guarantees by the Subsidiary Guarantor of any debt of ours for borrowed money (or a guarantee of such debt), except for any series of debt securities, other than a release resulting from a payment of such guarantees.

If a series of debt securities is guaranteed by the Subsidiary Guarantors and is designated as subordinate to our senior indebtedness, then the guarantees by the Subsidiary Guarantors will be subordinated to the senior indebtedness of the Subsidiary Guarantors to substantially the same extent as the series is subordinated to our senior indebtedness. See “—Subordination.”

Covenants

Reports

The Indenture contains the following covenant for the benefit of the holders of all series of debt securities:

So long as any debt securities are outstanding, we will:

•

for as long as we are required to file information with the SEC pursuant to the Securities Exchange Act of 1934, which we call the Exchange Act, file with the Trustee, within 30 days after we file with the SEC, copies of the annual reports and of the information, documents and other reports that we are required to file with the SEC pursuant to the Exchange Act; and

•

if we are not required to file information with the SEC pursuant to the Exchange Act, file with the Trustee, within 30 days after we would have been required to file with the SEC, financial statements and a Management’s Discussion and Analysis of Financial Condition and Results of Operations, both comparable to what we would have been required to file with the SEC had we been subject to the reporting requirements of the Exchange Act.

Other Covenants

A series of debt securities may contain additional financial and other covenants applicable to us and our subsidiaries. The applicable prospectus supplement will contain a description of any such covenants that are added to the Indenture specifically for the benefit of holders of a particular series.

Events of Default, Remedies and Notice

Events of Default

Each of the following events will be an “Event of Default” under the Indenture with respect to a series of debt securities:

•	default in any payment of interest on any debt securities of that series when due that continues for 30 days;

•	default in the payment of principal of or premium, if any, on any debt securities of that series when due at its stated maturity, upon redemption, upon required repurchase or otherwise;

•	default in the payment of any sinking fund payment on any debt securities of that series when due;

•

failure by us or, if the series of debt securities is guaranteed by the Subsidiary Guarantors, by a Subsidiary Guarantor, to comply for 60 days after notice with the other agreements contained in the Indenture, any supplement to the Indenture or any board resolution authorizing the issuance of that series;

•	certain events of bankruptcy, insolvency or reorganization of us or, if the series of debt securities is guaranteed by the Subsidiary Guarantors, of the Subsidiary Guarantors; or

•	if the series of debt securities is guaranteed by the Subsidiary Guarantors:

•	any of the guarantees by the Subsidiary Guarantors ceases to be in full force and effect, except as otherwise provided in the Indenture;

•	any of the guarantees by the Subsidiary Guarantors is declared null and void in a judicial proceeding; or

•	any Subsidiary Guarantor denies or disaffirms its obligations under the Indenture or its guarantee.

Exercise of Remedies

If an Event of Default, other than an Event of Default with respect to us described in the fifth bullet point above, occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the entire principal of, premium, if any, and accrued and unpaid interest, if any, on all the debt securities of that series to be due and payable immediately.

A default under the fourth bullet point above will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding debt securities of that series notify us and, if the series of debt securities is guaranteed by the Subsidiary Guarantors, the Subsidiary Guarantors, of the default and such default is not cured within 60 days after receipt of notice.

If an Event of Default with respect to us described in the fifth bullet point above occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest on all outstanding debt securities of all series will become immediately due and payable without any declaration of acceleration or other act on the part of the Trustee or any holders.

The holders of a majority in principal amount of the outstanding debt securities of a series may rescind any declaration of acceleration by the Trustee or the holders with respect to the debt securities of that series, but only if:

•	rescinding the declaration of acceleration would not conflict with any judgment or decree of a court of competent jurisdiction; and

•

all existing Events of Default with respect to that series have been cured or waived, other than the nonpayment of principal, premium, if any, or interest on the debt securities of that series that have become due solely by the declaration of acceleration.

If an Event of Default occurs and is continuing, the Trustee will be under no obligation, except as otherwise provided in the Indenture, to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any costs, liability or expense. No holder may pursue any remedy with respect to the Indenture or the debt securities of any series, except to enforce the right to receive payment of principal, premium, if any, or interest when due with respect to its own debt securities, unless:

•	such holder has previously given the Trustee notice that an Event of Default with respect to that series is continuing;

•	holders of at least 25% in principal amount of the outstanding debt securities of that series have requested that the Trustee pursue the remedy;

•	such holders have offered the Trustee reasonable indemnity or security against any cost, liability or expense;

•	the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of indemnity or security; and

•	the holders of a majority in principal amount of the outstanding debt securities of that series have not given the Trustee a direction that is inconsistent with such request within such 60-day period.

The holders of a majority in principal amount of the outstanding debt securities of a series have the right, subject to certain restrictions, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any right or power conferred on the Trustee with respect to that series of debt securities. The Trustee, however, may refuse to follow any direction that:

•	conflicts with law;

•	is inconsistent with any provision of the Indenture;

•	the Trustee determines is unduly prejudicial to the rights of any other holder; or

•	would involve the Trustee in personal liability.

Notice of Event of Default

Within 30 days after the occurrence of an Event of Default, we are required to give written notice to the Trustee and indicate the status of the default and what action we are taking or propose to take to cure the default. In addition, we and any Subsidiary Guarantors are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a compliance certificate indicating that we and any Subsidiary Guarantors have complied with all covenants contained in the Indenture or whether any default or Event of Default has occurred during the previous year.

If an Event of Default occurs and is continuing, the Trustee must mail to each holder a notice of the Event of Default by the later of 90 days after the Event of Default occurs or 30 days after the Trustee knows of the Event of Default. Except in the case of a default in the payment of principal, premium, if any, or interest with respect to any debt securities, the Trustee may withhold such notice, but only if and so long as the board of directors, the executive committee or a committee of directors or responsible officers of the Trustee in good faith determines that withholding such notice is in the interests of the holders.

Amendments and Waivers

We may amend the Indenture without the consent of any holder of debt securities to:

•	provide for the assumption by a successor of our obligations under the Indenture;

•	add covenants for the benefit of the holders or surrender any right or power conferred upon us or any Subsidiary Guarantor;

•	cure any ambiguity, omission, defect or inconsistency;

•	convey, transfer, assign, mortgage or pledge any property to or with the Trustee;

•	comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act;

•	add Subsidiary Guarantors with respect to the debt securities;

•	secure the debt securities or any guarantee;

•	make any change that does not adversely affect the rights under the Indenture of any holder;

•	add or appoint a successor or separate Trustee;

•	change or eliminate any restriction on the payment of principal of, or premium, if any, on any subordinated debt securities; or

•	establish the form or terms of any new series of debt securities.

In addition, we may amend the Indenture if the holders of a majority in principal amount of all debt securities of each series that would be affected under the Indenture consent to it. We may not, however, without the consent of each holder of outstanding debt securities that would be affected, amend the Indenture to:

•	reduce the percentage in principal amount of debt securities of any series whose holders must consent to an amendment;

•	reduce the rate of or extend the time for payment of interest on any debt securities;

•	reduce the principal of or extend the stated maturity of any debt securities;

•	reduce any premium payable upon the redemption of any debt securities or change the time at which any debt securities may or shall be redeemed;

•	make any debt securities payable in other than U.S. dollars;

•	impair the right of any holder to receive payment of premium, if any, principal or interest with respect to such holder’s debt securities on or after the applicable due date;

•	impair the right of any holder to institute suit for the enforcement of any payment with respect to such holder’s debt securities;

•	release any security that has been granted in respect of the debt securities, other than in accordance with the Indenture;

•	make any change in the amendment provisions that require each holder’s consent;

•	make any change in the waiver provisions; or

•	release a Subsidiary Guarantor other than as provided in the Indenture or modify such Subsidiary Guarantor’s guarantee in any manner adverse to the holders.

The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the Indenture requiring the consent of the holders of any series of debt securities becomes effective, we are required to mail to all holders a notice briefly describing the amendment with respect to other holders. The failure to give, or any defect in, such notice to any holder, however, will not impair or affect the validity of the amendment with respect to other holders.

The holders of a majority in principal amount of the outstanding debt securities of each affected series, on behalf of all such holders, may waive:

•	compliance by us or a Subsidiary Guarantor with certain restrictive provisions of the Indenture; and

•	any past default under the Indenture; except that such majority of holders may not waive a default:

•	in the payment of principal, premium, if any, or interest; or

•	in respect of a provision that under the Indenture cannot be amended without the consent of all holders of the series of debt securities that is affected.

Defeasance

At any time, we may terminate, with respect to debt securities of a particular series, all our obligations under such series of debt securities and the Indenture, which we call a “legal defeasance.” If we decide to make a legal defeasance, however, we may not terminate certain of our obligations, including those:

•	relating to the defeasance trust;

•	to register the transfer or exchange of the debt securities of that series;

•	to replace mutilated, destroyed, lost or stolen debt securities of that series; or

•	to maintain a registrar and paying agent in respect of the debt securities of that series.

At any time we may also affect a “covenant defeasance,” which means we have elected to terminate our obligations under or the operation of:

•	covenants applicable to a series of debt securities and described in the prospectus supplement applicable to such series, other than as described in such prospectus supplement;

•	the bankruptcy provisions with respect to the Subsidiary Guarantors, if any; and

•	the guarantee provision described under “—Events of Default, Remedies and Notice—Events of Default” above with respect to that series of debt securities.

If we exercise either our legal defeasance option or our covenant defeasance option, any subsidiary guarantee will terminate with respect to that series of debt securities.

We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the affected series of debt securities may not be accelerated because of an Event of Default with respect to that series. If we exercise our covenant defeasance option, payment of the affected series of debt securities may not be accelerated because of an Event of Default specified in the fourth, fifth (with respect only to a Subsidiary Guarantor, if any) or sixth bullet points under “—Events of Default, Remedies and Notice—Events of Default” above or an Event of Default that is added specifically for such series and described in a prospectus supplement.

If we exercise either our legal defeasance option or our covenant defeasance option, any subsidiary guarantee will terminate with respect to that series of debt securities. In order to exercise either defeasance option, we must:

•

irrevocably deposit in trust with the Trustee money or certain U.S. government obligations for the payment of principal, premium, if any, and interest on the series of debt securities to redemption or final maturity, as the case may be;

•	comply with certain other conditions, including that no default has occurred and is continuing after the deposit in trust; and

•

deliver to the Trustee an opinion of counsel to the effect that holders of the series of debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law.

No Personal Liability of General Partner

Our general partner, and its directors, officers, employees and partners, as such, will not be liable for:

•	any of our obligations or the obligations of any Subsidiary Guarantors under the debt securities, the Indenture or the guarantees; or

•	any claim based on, in respect of, or by reason of, such obligations or their creation.

By accepting a debt security, each holder will be deemed to have waived and released all such liability. This waiver and release are part of the consideration for our issuance of the debt securities. This waiver may not be effective, however, to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Subordination

Debt securities of a series may be subordinated to our “Senior Indebtedness,” which we define generally to include any obligation created or assumed by us (or, if the series is guaranteed, the Subsidiary Guarantors) for the repayment of borrowed money and any guarantee therefor, whether outstanding or hereafter issued, unless, by the terms of the instrument creating or evidencing such obligation, it is provided that such obligation is subordinate or not superior in right of payment to the debt securities (or, if the series is guaranteed, the guarantee of the Subsidiary Guarantors), or to other obligations that are pari passu with or subordinated to the debt securities (or, if the series is guaranteed, the guarantee of the Subsidiary Guarantors). Subordinated debt securities will be subordinate in right of payment, to the extent and in the manner set forth in the Indenture and the prospectus supplement relating to such series, to the prior payment of all of our indebtedness and that of any Subsidiary Guarantor that is designated as “Senior Indebtedness” with respect to the series.

The holders of our Senior Indebtedness or, if applicable, of a Subsidiary Guarantor, will receive payment in full of the Senior Indebtedness before holders of subordinated debt securities will receive any payment of principal, premium, if any, or interest with respect to the subordinated debt securities upon any payment or distribution of our assets or, if applicable to any series of outstanding debt securities, the Subsidiary Guarantors’ assets, to creditors:

•	upon a liquidation or dissolution of us or, if applicable to any series of outstanding debt securities, the Subsidiary Guarantors; or

•	in a bankruptcy, receivership or similar proceeding relating to us or, if applicable to any series of outstanding debt securities, to the Subsidiary Guarantors.

Until the Senior Indebtedness is paid in full, any distribution to which holders of subordinated debt securities would otherwise be entitled will be made to the holders of Senior Indebtedness, except that the holders of subordinated debt securities may receive units representing limited partner interests in us and any debt securities that are subordinated to Senior Indebtedness to at least the same extent as the subordinated debt securities.

If we do not pay any principal, premium, if any, or interest with respect to Senior Indebtedness within any applicable grace period (including at maturity), or any other default on Senior Indebtedness occurs and the maturity of the Senior Indebtedness is accelerated in accordance with its terms, we may not:

•	make any payments of principal, premium, if any, or interest with respect to subordinated debt securities;

•	make any deposit for the purpose of defeasance of the subordinated debt securities; or

•

repurchase, redeem or otherwise retire any subordinated debt securities, except that in the case of subordinated debt securities that provide for a mandatory sinking fund, we may deliver subordinated debt securities to the Trustee in satisfaction of our sinking fund obligation, unless, and until,

•	the default has been cured or waived and any declaration of acceleration has been rescinded;

•	the Senior Indebtedness has been paid in full in cash; or

•	we and the Trustee receive written notice approving the payment from the representatives of each issue of “Designated Senior Indebtedness.”

Generally, “Designated Senior Indebtedness” will include:

•	any specified issue of Senior Indebtedness of at least $100 million; and

•	any other Senior Indebtedness that we may designate in respect of any series of subordinated debt securities.

During the continuance of any default, other than a default described in the immediately preceding paragraph, that may cause the maturity of any Designated Senior Indebtedness to be accelerated immediately without further notice, other than any notice required to effect such acceleration, or the expiration of any applicable grace periods, we may not pay the subordinated debt securities for a period called the “Payment Blockage Period.” A Payment Blockage Period will commence on the receipt by us and the Trustee of written notice of the default, called a “Blockage Notice,” from the representative of any Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and will end 179 days thereafter.

The Payment Blockage Period may be terminated before its expiration:

•	by written notice from the person or persons who gave the Blockage Notice;

•	by repayment in full in cash of the Designated Senior Indebtedness with respect to which the Blockage Notice was given; or

•	if the default giving rise to the Payment Blockage Period is no longer continuing.

Unless the holders of the Designated Senior Indebtedness have accelerated the maturity of the Designated Senior Indebtedness, we may resume payments on the subordinated debt securities after the expiration of the Payment Blockage Period.

Generally, not more than one Blockage Notice may be given in any period of 360 consecutive days. The total number of days during which any one or more Payment Blockage Periods are in effect, however, may not exceed an aggregate of 179 days during any period of 360 consecutive days.

After all Senior Indebtedness is paid in full and until the subordinated debt securities are paid in full, holders of the subordinated debt securities shall be subrogated to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness.

As a result of the subordination provisions described above, in the event of insolvency, the holders of Senior Indebtedness, as well as certain of our general creditors, may recover more, ratably, than the holders of the subordinated debt securities.

Book Entry, Delivery and Form

We may issue debt securities of a series in the form of one or more global certificates deposited with a depositary. We expect that The Depository Trust Company, New York, New York, or “DTC,” will act as depositary. If we issue debt securities of a series in book-entry form, we will issue one or more global certificates that will be deposited with or on behalf of DTC and will not issue physical certificates to each holder. A global security may not be transferred unless it is exchanged in whole or in part for a certificated security, except that DTC, its nominees and their successors may transfer a global security as a whole to one another.

DTC will keep a computerized record of its participants, such as brokers, whose clients have purchased the debt securities. The participants will then keep records of their clients who purchased the debt securities. Beneficial interests in global securities will be shown on, and transfers of beneficial interests in global securities will be made only through, records maintained by DTC and its participants.

DTC advises us that it is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the United States Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934.

DTC is owned by a number of its participants and by The Nasdaq Stock Market LLC, The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. The rules that apply to DTC and its participants are on file with the SEC.

DTC holds securities that its participants deposit with DTC. DTC also records the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for participants’ accounts. This eliminates the need to exchange certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

We will wire principal, premium, if any, and interest payments due on the global securities to DTC’s nominee. We, any Subsidiary Guarantors, the Trustee and any paying agent will treat DTC’s nominee as the owner of the global securities for all purposes. Accordingly, we, any Subsidiary Guarantors, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global securities to owners of beneficial interests in the global securities.

It is DTC’s current practice, upon receipt of any payment of principal, premium, if any, or interest, to credit participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to participants, whose accounts are credited with debt securities on a record date, by using an omnibus proxy.

Payments by participants to owners of beneficial interests in the global securities, as well as voting by participants, will be governed by the customary practices between the participants and the owners of beneficial interests, as is the case with debt securities held for the account of customers registered in “street name.” Payments to holders of beneficial interests are the responsibility of the participants and not of DTC, the Trustee, any Subsidiary Guarantors or us.

Beneficial interests in global securities will be exchangeable for certificated securities with the same terms in authorized denominations only if:

•

DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and, in either event, a successor depositary is not appointed by us within 90 days; or

•	an Event of Default occurs and DTC notifies the Trustee of its decision to require that all of the debt securities of a series be represented by certificated securities.

The Trustee

We may appoint a separate trustee for any series of debt securities. We use the term “Trustee” to refer to the trustee appointed with respect to any such series of debt securities. We may maintain banking and other commercial relationships with the Trustee and its affiliates in the ordinary course of business, and the Trustee may own debt securities.

Governing Law

The Indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

HOW WE WILL MAKE CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

Definition of Available Cash. Available cash generally means all cash on hand at the end of that quarter:

•	less the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments or other agreements; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

•

plus, if our general partner so determines, all or a portion of cash on hand on the date of determination of available cash for the quarter including cash from working capital borrowings. Working capital borrowings are borrowings used solely for working capital purposes or to pay distributions to unitholders.

General Partner Interest. Initially, our general partner will be entitled to 2% of all quarterly distributions that we make prior to our liquidation. The general partner’s initial 2% interest in these distributions will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest.

Incentive Distribution Rights. Our general partner also holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 25%, of the cash we distribute from operating surplus (as defined below) in excess of $0.7615 per unit per quarter. The maximum distribution percentage of 25% includes distributions paid to our general partner on its 2% general partner interest and assumes that our general partner maintains its general partner interest at 2%. The maximum distribution percentage of 25% does not include any distributions that our general partner may receive on common units that it owns. Please read “—Incentive Distribution Rights” for additional information.

Operating Surplus and Capital Surplus

General. All cash we distribute to unitholders will be characterized as either “operating surplus” or “capital surplus.” Our partnership agreement requires that we distribute available cash from operating surplus differently than available cash from capital surplus.

Operating Surplus. Operating surplus generally means:

•

an amount equal to two times the amount needed for any one quarter for us to pay a distribution on all of our units, the general partner’s 2% interest and the incentive distribution rights at the same per-unit amount as was distributed in the immediately preceding quarter; plus

•	all of our cash receipts after the closing of our initial public offering, excluding cash from interim capital transactions; plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; less

•	our operating expenditures after the closing of our initial public offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating and capital expenditures.

Part of our business strategy is to limit our exposure to volatility in commodity prices by entering into hedging agreements. In general, all of the payments we make or receive under hedging agreements, including periodic settlement payments, the purchase price of put contracts and payments made or received in connection with the termination of hedging agreements, will be added or deducted in the determination of operating surplus on the date the payment is received or made. Our partnership agreement allows our general partner, with the approval of the conflicts committee of our board of directors, to allocate payments made or received under hedging agreements over multiple periods, or to exclude such payments or receipts from the calculation of operating surplus if it determines such treatment to be appropriate.

Interim Capital Transactions. Amounts we receive from interim capital transactions are not added to the amount we receive from operating sources in calculating operating surplus. Interim capital transactions generally means the following:

•	borrowings (other than working capital borrowings);

•	sales of our equity and debt securities;

•	the termination of interest rate and commodity swap agreements; and

•

sales or other dispositions of assets for cash, other than sales of oil and gas production, disposition of assets made in connection with plugging and abandoning wells and site reclamation, sales of inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirement or replacement of assets.

Working capital borrowings are short-term borrowings that we make in order to finance our operations or pay distributions to our partners. Working capital borrowings increase operating surplus and repayment of these borrowings decreases operating surplus.

If a working capital borrowing is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital is in fact repaid, it will not be treated as a reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

Because of fluctuations in our working capital, we may make short term working capital borrowings in order to level out our distributions from quarter to quarter.

Operating Expenditures. Operating expenditures generally means all of our expenditures, including lease operating expenses, taxes, reimbursements of expenses to our general partner, repayment of working capital borrowings, debt service payments. Operating expenditures will not include:

•	payments (including prepayments) of principal of and premium on indebtedness, other than working capital borrowings;

•	maintenance capital expenditures, but will include estimated maintenance capital expenditures;

•	expansion capital expenditures;

•	payment of transaction expenses relating to interim capital transactions; or

•	distributions to partners.

Maintenance capital expenditures are those capital expenditures required to maintain the current production levels over the long term of our oil and gas properties or maintain the current operating capacity of our other capital assets. Examples of maintenance capital expenditures include capital expenditures to bring our non-producing reserves into production, such as drilling and completion costs, enhanced recovery costs and other construction costs, and costs to acquire reserves that replace the reserves we expect to produce in the future. Well plugging and abandonment, site restoration and similar costs will also be considered maintenance capital expenditures.

Expansion capital expenditures are those capital expenditures that we expect will increase our production of our oil and gas properties over the long term or increase the current operating capacity of our other capital assets over the long term. Examples of expansion capital expenditures include the acquisition of oil and gas properties or equipment or new exploration or development prospects, to the extent we expect that such expenditures will increase current production of our oil and gas properties over the long term. Expansion capital expenditures will also include interest (and related fees) on debt incurred to finance all of any portion of such capital improvement during the period from such financing until the earlier to occur of the date any such capital improvement is put into service or the date that it is disposed of or abandoned.

Estimated Average Maintenance Capital Expenditures. Our general partner will be required to estimate the average maintenance capital expenditures we will make over the long-term, and deduct that estimate in calculating operating surplus. Because our maintenance capital expenditures can be very large and irregular, the amount of our actual maintenance capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus and adjusted operating surplus (as described below) if we subtracted our actual maintenance capital expenditures when we calculate operating surplus. Accordingly, to eliminate the effect of these fluctuations on operating surplus, our partnership agreement will require that an estimate of the average quarterly maintenance capital expenditures necessary to maintain the current production levels of our oil and gas properties over the long term or current operating capacity of our other capital assets over the long term be subtracted in calculating operating surplus each quarter as opposed to the actual amounts we spend. The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and change by the board of directors of EV Management at least once a year, provided that any change is approved by our conflicts committee. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will impact our business. For purposes of calculating operating surplus, any adjustment to this estimate will be prospective only.

The deduction of estimated maintenance capital expenditures in calculating operating surplus will have the following effects:

•

it will reduce the risk that maintenance capital expenditures in any one quarter will be large enough to render operating surplus less than the minimum quarterly distribution to be paid on all the units for that quarter and subsequent quarters;

•	it will reduce the need to borrow under our credit facility to pay distributions; and

•	it will be more difficult for us to raise our distribution above the minimum quarterly distribution and pay incentive distributions to our general partner.

Miscellaneous. Amounts that we invest in certificates of deposit or securities or other temporary investments pending use in our business will not be deducted in calculating operating surplus.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to two times the amount needed for any one quarter for us to pay a distribution on all of our units we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. As a result, we may also distribute as operating surplus up to the amount of any such cash distribution or interest payments of cash we receive from non-operating sources.

Characterization of Cash Distributions. Our partnership agreement requires that we treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since the closing of our initial public offering equals the operating surplus as of the most recent date of determination of available cash. Our partnership agreement requires that we treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As reflected above, operating surplus includes an amount equal to two times the amount needed for any one quarter for us to pay a distribution on all of our units and the incentive distribution rights at the same per-unit amount as was distributed in the immediately preceding quarter. This amount does not reflect actual cash on hand that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to this amount of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities, and borrowings, that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Distributions of Available Cash from Operating Surplus

Our partnership agreement requires that we make distributions of available cash from operating surplus for any quarter in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage (13% and 23%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in our partnership agreement.

As discussed below under “—General Partner’s Right to Reset Incentive Distribution Levels,” our general partner, as the holder of the incentive distribution rights, has the right to reset the minimum quarterly distribution and the first and second target distribution levels if certain conditions are satisfied. In December 2011, our general partner elected to reset the minimum quarterly distribution and the target distribution levels. In accordance with the partnership agreement, the minimum quarterly distribution was reset to $0.7615 (the average distribution per common unit for the two quarters preceding the election to reset) and the first target distribution level and second target distribution level were reset to $0.875725 and $0.951875, respectively. Information in this prospectus gives effect to the reset of the minimum quarterly distribution and the first and second distribution levels.

In connection with the reset, the general partner was issued 3,873,357 Class B units. The holders of Class B units have the right to convert them into common units on a one-for-one basis after December12, 2012. Prior to conversion, the Class B units have the same distribution and voting rights as the common units.

If for any quarter:

•	we have distributed available cash from operating surplus to the common units in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, our partnership agreement requires that we distribute any additional available cash from operating surplus for that quarter among the unitholders and the general partner in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until each unitholder receives a total of $0.875725 per unit for that quarter (the “first target distribution”);

•	second, 85% to all unitholders, pro rata, and 15% to the general partner, until each unitholder receives a total of $0.951875 per unit for that quarter (the “second target distribution”); and

•	thereafter, 75% to all unitholders, pro rata, and 25% to the general partner.

General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial cash target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and cash target distribution levels upon which the incentive distribution payments to our general partner would be set. Our general partner’s right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised, without approval of our unitholders or the conflicts committee of our general partner, at any time when we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that our general partner will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target cash distributions prior to the reset, our general partner will be entitled to receive a number of newly issued Class B units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters prior to the reset event as compared to the average cash distributions per common unit during this period.

The number of Class B units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to (x) the average amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election divided by (y) the average of the amount of cash distributed per common unit during each of these two quarters. Each Class B unit will be convertible into one common unit at the election of the holder of the Class B unit at any time following the first anniversary of the issuance of these Class B units.

Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until each unitholder receives an amount equal to 115% of the reset minimum quarter distribution for that quarter;

•	second, 85% to all unitholders, pro rata, and 15% to the general partner, until each unitholder receives an amount per unit equal to 125% of the reset minimum quarterly distribution for that quarter; and

•	thereafter, 75% to all unitholders, pro rata, and 25% to the general partner.

The following table illustrates the percentage allocation of available cash from operating surplus between the unitholders and our general partner at various levels of cash distribution levels pursuant to the cash distribution provision of our partnership agreement in effect at the date of this prospectus as well as following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $1.00.

	Quarterly Distribution per Unit Prior to Reset	Marginal Percentage Interest in Distribution		Quarterly Distribution per Unit following Hypothetical Reset

		Unitholders	General Partner
Minimum Quarterly Distribution	$ 0.7615	98%	2%	$1.00
First Target Distribution	up to $0.875725	98%	2%	up to $1.15	(1)
Second Target Distribution	above $0.875725			above $1.15
	up to $0.951875	85%	15%	up to $1.25	(2)
Thereafter	above $0.951875	75%	25%	above $1.25

(1)	This amount is 115% of the hypothetical reset minimum quarterly distribution.
(2)	This amount is 125% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the general partner, including in respect of incentive distribution rights, or IDRs, based on an average of the amounts distributed for a quarter for the two quarters immediately prior to the reset. The table assumes that there are 42,320,707 common units outstanding, (includes 3,873,357 Class B Units currently outstanding that can convert to common units on December 12, 2012), that our general partner has a 2% interest as a general partner, and that the average distribution to each common unit is $1.00 for the two quarters prior to the reset.

	Quarterly Distribution per Unit Prior to Reset	Common Unitholders Cash Distribution Prior to Reset	General Partner Cash Distributions Prior to Reset				Total Distributions
			Class B Units	2% General Partner Interest	IDRs	Total
Minimum Quarterly Distribution	$ 0.7615	$32,227,218	$—	$657,698	$—	$657,698	$32,884,916
First Target Distribution	up to $0.875725	37,061,301	—	756,353	—	756,353	37,817,654
Second Target Distribution	Above $0.875725
	up to $0.951875	3,222,722	—	75,829	492,887	568,716	3,791,438
Thereafter	above $0.951875	2,036,684	—	54,312	624,583	678,895	2,715,579
		$42,320,707	$—	$886,494	$1,117,470	$2,003,964	$44,324,671

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the general partner with respect to the quarter in which the reset occurs. The table reflects that as a result of the reset there are 42,320,707 common units, 1,117,470 Class B Units outstanding, that our general partner maintains its 2% general partner interest and that the average distribution to each common unit is $1.00. The number of Class B Units was calculated by dividing (x) the $ 1,117,470 received by the general partner in respect of its incentive distribution rights, or IDRs, as the average of the amounts received by the general partner in respect of its incentive distribution rights for the two quarters prior to the reset as shown in the table above by (y) the $1.00 of available cash from operating surplus distributed to each common unit as the average distributed per common unit for the two quarters prior to the reset.

	Quarterly Distribution per Unit After Reset	Common Unitholders Cash Distribution After Reset	General Partner Cash Distributions After Reset				Total Distributions
			Class B Units	2% General Partner Interest	IDRs	Total
Minimum Quarterly Distribution	$1.00	$42,320,707	$1,117,470	$886,494	$—	$2,003,964	$44,324,671
First Target Distribution	up to $1.15	—	—	—	—	—	—
Second Target Distribution	above $1.15 up to $1.25	—	—	—	—	—	—
Thereafter	above $1.25	—	—	—	—	—	—
		$42,320,707	$1,117,470	$886,494	$—	$2,003,964	$44,324,671

Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner based on the specified target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Per Unit,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and the general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2% general partner interest and assume our general partner has contributed any additional capital to maintain its 2% general partner interest and has not transferred its incentive distribution rights.

	Total Quarterly Distribution per Unit	Marginal Percentage Interest in Distributions
	Target Amount	Unitholders	General Partner
Minimum Quarterly Distribution	$ 0.7615	98%	2%
First Target Distribution	up to $0.875725 above $0.875725	98%	2%
Second Target Distribution	up to $0.951875	85%	15%
Thereafter	above $0.951875	75%	25%

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made. Our partnership agreement requires that we make distributions of available cash from capital surplus, if any, in the following manner:

•

first, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to the initial public offering price;

•

second, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

The preceding discussion is based on the assumption that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

Effect of a Distribution from Capital Surplus. Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from our initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for the general partner to receive incentive distributions. Any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a common unit issued in our initial public offering in an amount equal to the initial unit price, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels will be reduced to zero. Our partnership agreement specifies that we then make all future distributions from operating surplus, with 75% being paid to the holders of units and 25% to the general partner. The percentage interests shown for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights and that we do not issue additional classes of equity securities.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, our partnership agreement specifies that the following items will be proportionately adjusted:

•	the minimum quarterly distribution;

•	target distribution levels; and

•	the unrecovered initial unit price.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level. Our partnership agreement provides that we not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter will be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus the general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General. If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the general partner in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of the general partner.

Manner of Adjustments for Gain. The manner of the adjustment for gain is set forth in our partnership agreement. We will allocate any gain to the partners in the following manner:

•	first, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

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second, 98% to the common unitholders, pro rata, and 2% to our general partner, until the capital account for each common unit is equal to the sum of: (1) the unrecovered initial unit price; (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (3) any unpaid arrearages in payment of the minimum quarterly distribution;

•

third, 98% to all unitholders, pro rata, and 2% to our general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98% to the unitholders, pro rata, and 2% to our general partner, for each quarter of our existence;

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fourth, 85% to all unitholders, pro rata, and 15% to our general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85% to the unitholders, pro rata, and 15% to our general partner for each quarter of our existence; and

•	thereafter, 75% to all unitholders, pro rata, and 25% to our general partner.

The percentage interests set forth above for our general partner assume that our general partner maintains its 2% general partner interest, that our general partner has not transferred the incentive distribution rights and that we did not issue additional classes of equity securities.

Adjustments to Capital Accounts. Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and our general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in our general partner’s capital account balances equaling the amount they would have been if no earlier positive adjustments to the capital accounts had been made.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a basic judgment that our unitholders will be better served by distributing our cash available after expenses and reserves rather than retaining it. Because we are not subject to an entity-level federal income tax, we have more cash to distribute to you than would be the case were we subject to tax. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash on a quarterly basis. Available cash generally means our cash receipts from our operating activities less our costs of operations and reserves established by our general partner. Please see “How We Will Make Cash Distributions—Distributions of Available Cash”.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that our unitholders will receive quarterly distributions from us. Our distribution policy may be changed at any time and is subject to certain restrictions, including the following:

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The prices at which we sell our future production will be volatile and could decrease substantially. While our hedging program will reduce the effect of this volatility for several years, any prolonged decrease in commodity prices will reduce our cash available for distribution.

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If we fail to make acquisitions on economically attractive terms, we will not be able to maintain our production levels over the long-term, which will adversely effect our ability to make cash distributions.

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Our business requires a significant amount of capital expenditures to maintain our production levels over the long term. The amount of these capital expenditures could increase materially in the future, reducing the amounts that would otherwise be distributed to our unitholders. In addition, we may need to borrow to finance our capital expenditures, and our credit facility for these borrowings may contain restrictions on our ability to make distributions.

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Our general partner will have broad discretion to establish reserves, which may be material, for the prudent conduct of our business, for capital expenditures to maintain our production levels over the long term, and for future cash distributions to our unitholders. The establishment of these reserves may result in a reduction in cash distributions to you from levels we currently anticipate pursuant to our distribution policy.

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While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions, may be amended. Our partnership agreement can be amended with the approval of a majority of the outstanding common units and any Class B units issued upon the reset of incentive distribution rights, if any, voting as a single class (including common units held by EnerVest and the EnCap Partnership and their respective affiliates).

•

Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets.

Effect of Making Distributions on Our Ability to Grow Our Reserves and Production

Because we will distribute our available cash quarterly, we may not have cash available to finance the growth of our reserves and production. If we pursue growth opportunities or other opportunities that require capital expenditures, we may have to borrow or issue common units or other partnership securities to finance the acquisitions or capital expenditures. General economic and market conditions, oil and gas prices, the results of our operations and other factors may limit our ability to obtain such financing or make such financing more expensive than would be the case if we retained our cash. This may limit our ability to compete for acquisition opportunities as effectively as companies that retain their cash and therefore limit our ability to grow our reserves and production.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. Our partnership agreement is available as described under “Where You Can Find More Information”. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “How We Will Make Cash Distributions”;

•	with regard to the transfer of common units, please read “Description of the Common Units—Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, please read “Material Tax Consequences”.

Organization and Duration

Our partnership was organized in April 2006 and will have a perpetual existence.

Purpose

Our purpose under the partnership agreement is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided, that our general partner shall not cause us to engage, directly or indirectly, in any business activity that the general partner determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the business of acquiring, developing, producing, marketing and transporting oil and gas properties, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Power of Attorney

Each limited partner, and each person who acquires a unit from a unitholder, by accepting the common unit, automatically grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, our partnership agreement.

Cash Distributions

Our partnership agreement specifies the manner in which we will make cash distributions to holders of our common units and other partnership securities as well as to our general partner in respect of its general partner interest and its incentive distribution rights. For a description of these cash distribution provisions, please read “How We Will Make Cash Distributions.”

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 2% general partner interest if we issue additional units. Our general partner’s 2% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest. Our general partner will be entitled to make a capital contribution in order to maintain its 2% general partner interest in the form of the contribution to us of common units based on the current market value of the contributed common units.

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. Matters requiring the approval of a “unit majority” require:

•	the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, voting as a class; and

•	the approval of a majority of the Class B units, if any, voting as a separate class.

In voting their common, and Class B units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

Issuance of additional units	No approval right.

Amendment of the partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “—Termination and Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “—Termination and Dissolution.”

Withdrawal of the general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and their affiliates, is required for the withdrawal of our general partner prior to December 31, 2016 in a manner that would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of the General Partner.”

Removal of the general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of the General Partner.”

Transfer of the general partner interest

Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets, to such person. The approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to December 31, 2016. See “—Transfer of General Partner Interest.”

Transfer of incentive distribution rights	Except for transfers to an affiliate or another person as part of our general partner’s merger or consolidation, sale of all or substantially all of its assets or the sale of all of the ownership interests in such holder, the approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to December 31, 2016. Please read “—Transfer of Incentive Distribution Rights.”

Transfer of ownership interests in our general partner	No approval required at any time. Please read “—Transfer of Ownership Interests in the General Partner.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace the general partner;

•	to approve some amendments to the partnership agreement; or

•	to take other action under the partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as the general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither the partnership agreement nor the Delaware Act specifically provides for legal recourse against the general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Our subsidiaries conduct business in ten states and we may have subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as a limited partner of the operating partnership may require compliance with legal requirements in the jurisdictions in which the operating partnership conducts business, including qualifying our subsidiaries to do business there.

Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our partnership interest in our operating partnership or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to the partnership agreement, or to take other action under the partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. We will operate in a manner that the general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units or other partnership securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership securities may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity securities, which may effectively rank senior to the common units.

Upon issuance of additional partnership securities (other than the issuance of partnership securities issued in connection with a reset of the incentive distribution target levels relating to our general partner’s incentive distribution rights or the issuance of partnership securities upon conversion of outstanding partnership securities), our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us. Our general partner’s 2% interest in us will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other partnership securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Amendment of the Partnership Agreement

General. Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments. No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•

enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld at its option.

The provision of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates).

No Unitholder Approval. Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

•	a change in our name, the location of our principal place of our business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

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a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor the operating partnership nor any of its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

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an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

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an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities, including any amendment that our general partner determines is necessary or appropriate in connection with:

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the adjustments of the minimum quarterly distribution, first target distribution and second target distribution in connection with the reset of our general partner’s incentive distribution rights as described under “How We Will Make Cash Distributions—General Partner’s Right to Reset Incentive Distribution Levels;” or

•	the implementation of the provisions relating to our general partner’s right to reset its incentive distribution rights in exchange for Class B units; and

•

any modification of the incentive distribution rights made in connection with the issuance of additional partnership securities or rights to acquire partnership securities, provided that, any such modifications and related issuance of partnership securities have received approval by a majority of the members of the conflicts committee of our general partner;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

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any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

•

conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

•	do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

•

are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval. Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for federal income tax purposes in connection with any of the amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or the limited partners.

In addition, the partnership agreement generally prohibits our general partner without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement, each of our units will be an identical unit of our partnership following the transaction, and the partnership securities to be issued do not exceed 20% of our outstanding partnership securities immediately prior to the transaction.

If the conditions specified in the partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters, and the governing instruments of the new entity provide the limited partners and the general partner with the same rights and obligations as contained in the partnership agreement. The unitholders are not entitled to dissenters’ rights of appraisal under the partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership; or

•

the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•

neither our partnership, our operating partnership nor any of our other subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate to liquidate our assets and apply the proceeds of the liquidation as described in “How We Will Make Cash Distributions—Distributions of Cash Upon Liquidation”. The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of the General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2016 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2016, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than the general partner and its affiliates. In addition, the partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Interest” and “—Transfer of Incentive Distribution Rights”.

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “—Termination and Dissolution”.

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and Class B units, if any, voting as a separate class. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•

our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at that time.

In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where a general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for transfer by our general partner of all, but not less than all, of its general partner interest to:

•	an affiliate of our general partner (other than an individual); or

•

another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any of its general partner interest to another person prior to December 31, 2016 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time, transfer units to one or more persons, without unitholder approval.

Transfer of Ownership Interests in the General Partner

At any time, EnerVest, the EnCap partnerships and their respective affiliates may sell or transfer all or part of their partnership interests in our general partner, or their membership interest in EV Management, the general partner of our general partner, to an affiliate or third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

Our general partner or its affiliates or a subsequent holder may transfer its incentive distribution rights to an affiliate of the holder (other than an individual) or another entity as part of the merger or consolidation of such holder with or into another entity, the sale of all of the ownership interest in the holder or the sale of all or substantially all of its assets to, that entity without the prior approval of the unitholders. Prior to December 31, 2016, other transfers of incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. On or after December 31, 2016, the incentive distribution rights will be freely transferable.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner or otherwise change our management. If any person or group other than our general partner, EnerVest, the EnCap partnerships and their affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors of our general partner.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•

our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at that time.

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

•	the average offering price of common units for the 20 trading days preceding the purchase; and

•	the highest cash price paid by either of our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the purchase.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Tax Consequences—Disposition of Units”.

The general partner’s right to purchase common units pursuant to this limited call right will be subject to the general partner’s compliance with applicable securities and other laws.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Securities”. However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Except as described under “—Limited Liability”, the common units will be fully paid, and unitholders will not be required to make additional contributions.

Non-Citizen Assignees; Redemption

If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, we may redeem the units held by the limited partner at their current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner to furnish information about his nationality, citizenship or related status. If a limited partner fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen assignee. A non-citizen assignee is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. A non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in-kind upon our liquidation.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	our general partner’s general partner;

•	any departing general partner;

•	any person who is or was an affiliate of or owner of an equity interest in a general partner or any departing general partner;

•	any person who is or was a director, officer, member, partner, fiduciary or trustee of any entity set forth in the preceding four bullet points;

•	any person who is or was serving as director, officer, member, partner, fiduciary or trustee of another person at the request of our general partner or any departing general partner; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. The general partner is entitled to determine in good faith the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent registered public accounting firms. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•

information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each partner became a partner;

•	copies of our partnership agreement, our certificate of limited partnership, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units or other partnership securities proposed to be sold by our general partner, EnerVest, the EnCap partnerships, our officers and directors or any of their respective affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of EV Energy GP, L.P. as general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and a structuring fee.

MATERIAL TAX CONSEQUENCES

This section is a discussion of the material tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Haynes and Boone, LLP, counsel to us, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. This section is based on current provisions of the Internal Revenue Code, existing and proposed Treasury regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to EV Energy Partners, L.P. and our operating subsidiaries.

This section does not address all U.S. federal income tax matters that affect us or the unitholders. Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, foreign persons, or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, individual retirement accounts (IRAs), employee benefit plans, real estate investment trusts (REITs), or mutual funds. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local, and foreign tax consequences particular to him of the ownership or disposition of our units.

No ruling has been or will be requested from the IRS regarding any matter that affects us or prospective unitholders. Instead, we will rely on opinions and advice of Haynes and Boone, LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made in this discussion may not be sustained by a court if contested by the IRS. Any contest with the IRS may materially and adversely impact the market for our units and the prices at which our units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and thus will be borne directly by our unitholders. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any such modifications may or may not be retroactively applied.

All statements regarding matters of law and legal conclusions set forth below, unless otherwise noted, are the opinion of Haynes and Boone, LLP and are based on the accuracy of the representations made by us. Statements of fact do not represent opinions of Haynes and Boone, LLP.

For the reasons described below, Haynes and Boone, LLP has not rendered an opinion with respect to the following specific U.S. federal income tax issues:

(1) the treatment of a unitholder whose units are loaned to a short seller to cover a short sale of units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”);

(2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury regulations (please read “—Disposition of Units—Tax Allocations Between Transferors and Transferees”);

(3) whether percentage depletion will be available to a unitholder or the extent of the percentage depletion deduction available to any unitholder (please read “—Tax Treatment of Operations—Depletion Deductions”);

(4) whether the deduction related to U.S. production activities will be available to a unitholder or the extent of any such deduction to any unitholder (please read “—Tax Treatment of Operations—Deduction for U.S. Production Activities”); and

(5) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner in a partnership is required to take into account his share of items of income, gain, loss, and deduction of the partnership in computing his federal income tax liability, even if no cash distributions are made to him. Distributions by a partnership to a partner are generally not taxable to the partner, unless the amount of cash distributed to him is in excess of his tax basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to in this discussion as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships 90% or more of the gross income of which for every taxable year consists of “qualifying income.” In general, qualifying income includes income and gains derived from the exploration, development, mining or production, processing, refining transportation, and marketing of minerals and natural resources, including oil, natural gas, and products thereof. Other types of qualifying income include interest (other than from a financial or insurance business), dividends, real property rents, gains from the sale of real property, and gains from the sale or other disposition of capital assets (or certain assets used in a trade or business) held for the production of income that otherwise constitutes qualifying income. We estimate that more than 98% of our current income constitutes qualifying income, and we expect that our mix of income in the future will be similar, but in any event more than 90% of our gross income will continue to consist of qualifying income. Based on and subject to this estimate and our expectation about future activities, the factual representations made by us, and a review of the applicable legal authorities, Haynes and Boone, LLP is of the opinion that more than 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income can change from time to time.

No ruling has been or will be sought from the IRS, and the IRS has made no determination as to our status or the status of our operating subsidiaries for U.S. federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Haynes and Boone, LLP. Haynes and Boone, LLP is of the opinion, based upon the Internal Revenue Code, Treasury regulations, published revenue rulings, court decisions, and the representations described below, that we will be classified as a partnership, and each of our operating subsidiaries will be disregarded as an entity separate from us, for U.S. federal income tax purposes.

In rendering its opinion, Haynes and Boone, LLP has relied on factual representations made by us. The representations made by us upon which Haynes and Boone, LLP has relied include:

(1) No election has ever been made nor will be made by or for the Partnership or any of the Partnership’s directly and/or indirectly owned subsidiaries to be treated as a corporation for U.S. federal income tax purposes; and

(2) More than 90% of the Partnership’s gross income has always consisted of and will continue to consist of “qualifying income,” within the meaning of Code Section 7704(d), including: (i) interest, (ii) dividends, (iii) real property rents, (iv) gain from the sale or other disposition of real property, (v) income or gains derived from the exploration, development, mining or production, processing, refining, transportation or marketing of minerals or other natural resources, (vi) gain from the sale or disposition of a capital asset or a Section 1231(b) asset held for the production of income of the nature described in (i)—(v) above and (vii) income and gains from commodities and “hedging transactions” under Treasury regulation Section 1.1221-2 relating to commodities, including income and gains from futures, forwards and options with respect to commodities.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then distributed that stock to the unitholders in liquidation of their interests in us. In general, this deemed contribution and liquidation would be tax- free to unitholders and us, so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for U.S. federal income tax purposes.

If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss, and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as taxable dividend income to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital to the extent of the unitholder’s tax basis in his units, and generally taxable capital gain to the extent of the excess over the unitholder’s tax basis in his units. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction in the value of the units.

The remainder of this section is based on the position that we will be classified as a partnership for U.S. federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of EV Energy Partners, L.P. will be treated as partners of EV Energy Partners, L.P. for U.S. federal income tax purposes. Also, assignees who have executed and delivered transfer applications, and are awaiting admission as partners, and unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their units will be treated as partners of EV Energy Partners, L.P. for U.S. federal income tax purposes.

Because there is no direct authority addressing the federal tax treatment of assignees of units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, the opinion of Haynes and Boone, LLP does not extend to these persons. Furthermore, a purchaser or other transferee of units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of units unless the units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those units.

A beneficial owner of units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Items of our income, gain, loss, or deduction are not reportable by a unitholder who is not a partner for U.S. federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for U.S. federal income tax purposes would therefore generally be fully taxable as ordinary income. These unitholders are urged to consult their own tax advisors with respect to their status as partners for U.S. federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income

We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses, and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his share of our income, gain, loss, and deduction for our taxable year or years ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions

Distributions made by us to a unitholder generally will not be taxable to him for U.S. federal income tax purposes to the extent of his tax basis in his units immediately before the distribution. Cash distributions made by us to a unitholder in an amount in excess of his tax basis in his units generally will be considered to be gain from the sale or exchange of those units, taxable in accordance with the rules described under “—Disposition of Units” below. To the extent that cash distributions made by us cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Tax Consequences of Unit Ownership—Limitations on Deductibility of Tax Losses.”

Any reduction in a unitholder’s share of our liabilities for which no partner bears the economic risk of loss, known as “non-recourse liabilities,” will be treated as a distribution of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional units will decrease his share of our nonrecourse liabilities and thus will result in a corresponding deemed distribution of cash, which may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including recapture of intangible drilling costs, depletion and depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in Section 751 of the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having received his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income. That income will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions

We estimate that from the date hereof through the record date for distributions for the period ending December 31, 2014, unitholders will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 25% of the cash distributed to such unitholder with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from our operations will approximate the amount required to make distributions on all our units and other assumptions with respect to our capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law, which is subject to change, and tax reporting positions that we have adopted with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual ratio of taxable income to distributions could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of taxable income to cash distributions to a purchaser of units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to make the current quarterly distribution on all units, yet we only distribute the current quarterly distribution on all units;

•	we drill fewer well locations than we anticipate or spend less than we anticipate in connection with our drilling and completion activities contemplated in our capital budget;

•

we make a future offering of units and use the proceeds of such offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of such offering or to acquire property that is not eligible for depletion, depreciation or amortization for U.S. federal income tax purposes or that is depletable, depreciable, or amortizable at a rate significantly slower than the rate applicable to our assets at the time of such offering, or

•

legislation is passed in response to President Obama’s budget proposal for fiscal year 2013 that would limits or repeals certain U.S. federal income tax preferences currently available to oil and gas exploration and production companies.

Basis of Units

A unitholder’s tax basis for his units generally will equal to the amount he paid for the units, increased by his share of our income (including tax-exempt income) and by any increases in his share of our nonrecourse liabilities, and decreased, but not below zero, by distributions to him from us, by his share of our losses, by depletion deductions taken by him to the extent such deductions do not exceed his proportionate share of the tax basis of the underlying producing properties, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder’s share of our nonrecourse liabilities will generally be based on his share of our profits. Please read “—Disposition of Units—Recognition of Taxable Gain or Loss.”

Limitations on Deductibility of Tax Losses

The deduction by a unitholder of his share of our taxable losses will be limited to his tax basis in his units and, in the case of an individual unitholder, an estate, a trust or a corporate unitholder, if more than 50% of the value of its stock is owned directly or indirectly by or for five or fewer individuals or certain tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that amount is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a unitholder will be at risk to the extent of his tax basis in his units, excluding any portion of that tax basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

The at risk limitation applies on an activity-by-activity basis, and in the case of oil and natural gas properties, each property is treated as a separate activity. Thus, a taxpayer’s interest in each oil or gas property is generally required to be treated separately so that a loss from any one property would be limited to the at risk amount for that property and not the at risk amount for all the taxpayer’s oil and natural gas properties. It is uncertain how this rule is implemented in the case of multiple oil and natural gas properties owned by a single entity treated as a partnership for U.S. federal income tax purposes. However, for taxable years ending on or before the date on which further guidance is published, the IRS will permit aggregation of oil or gas properties we own in computing a unitholder’s at risk limitation with respect to us. If a unitholder must compute his at risk amount separately with respect to each oil or gas property we own, he may not be allowed to utilize his share of losses or deductions attributable to a particular property even though he has a positive at risk amount with respect to his units as a whole.

The passive loss limitation generally provides that individuals, estates, trusts, and some closely held corporations and personal service corporations are permitted to deduct losses from passive activities, which are generally defined as trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitation is applied separately with respect to each publicly traded partnership. Consequently, any losses we generate will be available to offset only our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments, a unitholder’s investments in other publicly traded partnerships, or a unitholder’s salary or active business income. If we dispose of all or only a part of our interest in an oil or gas property, unitholders will be able to utilize their suspended passive activity losses from our activities to offset the gain, if any, on the disposition. Any previously suspended losses in excess of the amount of gain recognized will remain suspended. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted by the unitholder in full when he disposes of his entire investment in us in a fully taxable transaction to an unrelated party. The passive activity loss rules are applied after certain other applicable limitations on deductions, including the at risk rules and the tax basis limitation.

Limitation on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense means interest on indebtedness properly allocable to property held for investment. In general, property held for investment is property that produces passive income, such as interest, dividends, annuities, royalties, and/or capital gain or loss that is not derived in the ordinary course of a trade or business.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit.

Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or qualified dividend income. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders for purposes of the investment interest expense deduction limitation. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections

If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Taxable Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of taxable income, gain, loss, and deduction will be allocated among the unitholders in accordance with their percentage interests in us. At any time that distributions are made on the units, gross income will be allocated to the recipients to the extent of those distributions. If we have a net loss for an entire year, the loss will be allocated to our unitholders according to their percentage interests in us to the extent of their positive capital account balances.

In the event we issue additional units or engage in certain other transactions in the future, specified items of our income, gain, loss, and deduction will be allocated under Section 704(c) of the Internal Revenue Code to account for the difference between the tax basis and fair market value of our assets at such time(s), which assets are referred to in this discussion as “Contributed Property.” These allocations are required to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and the “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “book-tax disparity.” In addition, items of recapture income will be allocated to the extent possible to the unitholder(s) who were allocated the deductions giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by other unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss, or deduction, other than an allocation required by Section 704(c), will generally be given effect for U.S. federal income tax purposes in determining a unitholder’s share of an item of income, gain, loss, or deduction only if the allocation has substantial economic effect. In any other case, a unitholder’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including: (1) his relative contributions to us; (2) the interests of all the unitholders in economic profits and losses; (3) the interest of all the unitholders in cash flow and other non-liquidating distributions; and (4) the rights of all the unitholders to distributions of capital upon liquidation.

Haynes and Boone, LLP is of the opinion that, with the exception of the issues described in “—Tax Consequences of Unit Ownership—Section 754 Election,” “—Uniformity of Units” and “—Disposition of Units—Tax Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for U.S. federal income tax purposes in determining a unitholder’s share of an item of income, gain, loss, or deduction.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be a partner for tax purposes with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period: (1) none of our income, gain, loss, or deduction with respect to those units would be reportable by the unitholder; (2) any cash distributions received by the unitholder with respect to those units would be fully taxable; and (3) all of these distributions would appear to be ordinary income.

Haynes and Boone, LLP has not rendered an opinion regarding the treatment of a unitholder whose units are loaned to a short seller. Therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition are urged to modify any applicable brokerage account agreements to prohibit their brokers from loaning their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Units—Recognition of Taxable Gain or Loss.”

Alternative Minimum Tax

Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss, or deduction for purposes of the alternative minimum tax. The current minimum tax rate for non-corporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult their tax advisors with respect to the impact of an investment in our units on their liability for the alternative minimum tax.

Tax Rates

Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 35% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than 12 months) of individuals is 15%. However, absent new legislation extending the current rates, beginning January 1, 2013, the highest marginal U.S. federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. Moreover, these rates are subject to change by new legislation at any time.

A new 3.8% Medicare tax is scheduled to be imposed on net investment income earned by certain individuals, estates and trusts for taxable years beginning after December 31, 2012. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (1) the unitholder’s net investment income or (2) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (1) undistributed net investment income, or (2) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. That election will generally permit us to adjust a unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. The Section 743(b) adjustment does not apply to a person who purchases units directly from us, and it affects only the purchaser and not the other unitholders. Please also read, however, “—Allocation of Taxable Income, Gain, Loss and Deduction” above. For purposes of this discussion, a unitholder’s inside basis in our assets has two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that tax basis.

Where the remedial allocation method is adopted, the Treasury regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury regulation Section 1.167(c)-l(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, we are authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury regulations. Please read “—Tax Treatment of Operations” and “—Uniformity of Units.”

Although Haynes and Boone, LLP is unable to opine on the validity of this approach because there is no clear authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the Treasury regulations under Section 743 of the Internal Revenue Code but is arguably inconsistent with Treasury regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent a Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized book-tax disparity, we will apply the rules described in the Treasury regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Tax Treatment of Operations” and “—Uniformity of Units.”

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depletion and depreciation deductions and his share of any gain on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A tax basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial tax basis reduction. Generally a built-in loss or a tax basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code and the Treasury regulations. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our tangible assets to goodwill instead. Goodwill, an intangible asset, is generally either nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different tax basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We will use the year ending December 31 as our taxable year and the accrual method of accounting for U.S. federal income tax purposes. Each unitholder will be required to include in his taxable income his share of our taxable income, gain, loss, and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss, and deduction in income for his taxable year, with the result that he will be required to include in his taxable income for his taxable year his share of more than twelve months of our income, gain, loss, and deduction. Please read “—Disposition of Units—Tax Allocations Between Transferors and Transferees.”

Depletion Deductions

Subject to the limitations on deductibility of taxable losses discussed above, unitholders will be entitled to deductions for the greater of either cost depletion or (if otherwise allowable) percentage depletion with respect to our oil and natural gas interests. Although the Internal Revenue Code requires each unitholder to compute his own depletion allowance and maintain records of his share of the tax basis of the underlying property for depletion and other purposes, we intend to furnish each of our unitholders with information relating to this computation for U.S. federal income tax purposes.

Percentage depletion is generally available with respect to unitholders who qualify under the independent producer exemption contained in Section 613A(c) of the Internal Revenue Code. For this purpose, an independent producer is a person not directly or indirectly involved in the retail sale of oil, natural gas, or derivative products or the operation of a major refinery. Percentage depletion is calculated as an amount generally equal to 15% (and, in the case of marginal production, potentially a higher percentage) of the unitholder’s gross income from the depletable property for the taxable year. The percentage depletion deduction with respect to any oil and gas property generally is limited to 100% of the taxable income of the unitholder from the property for each taxable year, computed without the depletion allowance and without the deduction under Internal Revenue Code Section 199. A unitholder that qualifies as an independent producer may deduct percentage depletion only to the extent the unitholder’s average daily production of domestic crude oil, or the natural gas equivalent, does not exceed 1,000 barrels. This depletable amount may be allocated between natural gas and oil production, with 6,000 cubic feet of domestic natural gas production regarded as equivalent to one barrel of crude oil. The 1,000-barrel limitation must be allocated among the independent producer and controlled or related persons and family members in proportion to the respective production by such persons during the period in question.

In addition to the foregoing limitations, the percentage depletion deduction otherwise available is limited to 65% of a unitholder’s total taxable income from all sources for the year, computed without the depletion allowance, any deduction allowable under Internal Revenue Code Section 199, net operating loss carrybacks, or capital loss carrybacks. Any percentage depletion deduction disallowed because of the 65% limitation may be deducted in the following taxable year if the percentage depletion deduction for such year plus the deduction carryover does not exceed 65% of the unitholder’s total taxable income for that year. The carryover period resulting from the 65% net income limitation is indefinite.

Unitholders that do not qualify under the independent producer exemption are generally restricted to depletion deductions based on cost depletion. Cost depletion deductions are calculated by (1) dividing the unitholder’s share of the tax basis in the underlying mineral property by the number of mineral units (barrels of oil and thousand cubic feet, or Mcf, of natural gas) remaining as of the beginning of the taxable year and (2) multiplying the result by the number of mineral units sold within the taxable year. The total amount of deductions based on cost depletion cannot exceed the unitholder’s share of the total tax basis in the property.

All or a portion of any gain recognized by a unitholder as a result of either the disposition by us of some or all of our oil and natural gas interests or the disposition by the unitholder of some or all of his units may be taxed as ordinary income to the extent of recapture of depletion and certain other deductions, except for percentage depletion deductions in excess of the tax basis of the property. The amount of the recapture is generally limited to the amount of gain recognized on the disposition.

The foregoing discussion of depletion deductions does not purport to be a complete analysis of the complex legislation and Treasury regulations relating to the availability and calculation of depletion deductions by the unitholders. Further, because depletion is required to be computed separately by each unitholder and not by us, no assurance can be given, and counsel is unable to express any opinion, with respect to the availability or extent of percentage depletion deductions to the unitholders for any taxable year. We encourage each prospective unitholder to consult his tax advisor to determine whether percentage depletion would be available to him.

Deductions for Intangible Drilling and Development Costs

We will elect to currently deduct intangible drilling and development costs (IDCs) associated with wells located in the United States. IDCs generally include our expenses for wages, fuel, repairs, hauling, supplies, and other items that are incidental to, and necessary for, the drilling and preparation of wells for the production of oil, natural gas, or geothermal energy. The option to currently deduct IDCs applies only to those items that do not have a salvage value.

Although we will elect to currently deduct IDCs, each unitholder will have the option of either currently deducting IDCs or capitalizing all or part of the IDCs and amortizing them on a straight-line basis over a

60-month period, beginning with the taxable month in which the expenditure is made or incurred. If a unitholder makes the election to amortize the IDCs over a 60-month period, no IDC preference amount will result for alternative minimum tax purposes.

Integrated oil companies must capitalize 30% of all their IDCs and amortize these IDCs over 60 months beginning in the month in which those costs are paid or incurred. If the taxpayer ceases to be an integrated oil company, it must continue to amortize those costs as long as it continues to own the property to which the IDCs relate. An “integrated oil company” is a taxpayer that has economic interests in crude oil deposits and also carries on substantial retailing or refining operations. An oil or gas producer is deemed to be a substantial retailer or refiner if it is subject to the rules disqualifying retailers and refiners from taking percentage depletion. In order to qualify as an “independent producer” that is not subject to these IDC deduction limits, a unitholder, either directly or indirectly through certain related parties, may not be involved in the refining of more than 75,000 barrels of oil (or the equivalent amount of natural gas) on average for any day during the taxable year or in the retail marketing of oil and natural gas products exceeding $5 million per year in the aggregate.

IDCs previously deducted that are allocable to property (held directly or through ownership of an interest in a partnership) and that would have been included in the tax basis of the property had the IDC deduction not been taken are recaptured to the extent of any gain realized upon the disposition of the property or upon the disposition by a unitholder of interests in us. Recapture is generally determined at the unitholder level. Where only a portion of the recapture property is sold, any IDCs related to the entire property are recaptured to the extent of the gain realized on the portion of the property sold. In the case of a disposition of an undivided interest in a property, a proportionate amount of the IDCs with respect to the property is treated as allocable to the transferred undivided interest to the extent of any gain recognized. See “—Disposition of Units—Recognition of Taxable Gain or Loss.”

Deduction for U.S. Production Activities

Subject to the limitations on the deductibility of losses discussed above and the limitation discussed below, unitholders will be entitled to a deduction, herein referred to as the Section 199 deduction, equal to 9% of our qualified production activities income that is allocated to such unitholder.

Qualified production activities income is generally equal to gross receipts from domestic production activities reduced by cost of goods sold allocable to those receipts and other expenses, losses or deductions properly allocable to those receipts. The products produced must be manufactured, produced, grown, or extracted in whole or in significant part by the taxpayer in the United States.

For a partnership, the Section 199 deduction is determined at the partner level. To determine his Section 199 deduction, each unitholder will aggregate his share of the qualified production activities income allocated to him from us with the unitholder’s qualified production activities income from other sources. Each unitholder must take into account his distributive share of the expenses allocated to him from our qualified production activities regardless of whether we otherwise have taxable income. However, our expenses that otherwise would be taken into account for purposes of computing the Section 199 deduction are taken into account only if and to the extent the unitholder’s share of losses and deductions from all of our activities is not disallowed by the tax basis rules, the at-risk rules or the passive activity loss rules. Please read “—Tax Consequences of Unit Ownership—Limitations on Deductibility of Tax Losses.”

The amount of a unitholder’s Section 199 deduction for each year is limited to 50% of the IRS Form W-2 wages actually or deemed paid by the unitholder during the calendar year that are deducted in arriving at qualified production activities income. Each unitholder is treated as having been allocated IRS Form W-2 wages from us equal to the unitholder’s allocable share of our wages that are deducted in arriving at qualified production activities income for that taxable year. It is not anticipated that we or our subsidiaries will pay material wages that will be allocated to our unitholders.

A unitholder’s otherwise allowable Section 199 deduction for each taxable year is reduced by 3% of the least of (i) the oil related qualified production activities income of the taxpayer for the taxable year, (ii) the qualified production activities income of the taxpayer for the taxable year, or (iii) the taxpayer’s taxable income for the taxable year (determined without regard to any Section 199 deduction). For this purpose, the term “oil related qualified production activities income” means the qualified production activities income attributable to the production, refining, processing, transportation, or distribution of oil, gas, or any primary production thereof. We expect that most or all of our qualified production activities income will consist of oil related qualified production activities income.

This discussion of the Section 199 deduction does not purport to be a complete analysis of the complex legislation and Treasury authority relating to the calculation of domestic production gross receipts, qualified production activities income, or IRS Form W-2 wages, or how such items are allocated by us to unitholders. Further, because the Section 199 deduction is required to be computed separately by each unitholder, no assurance can be given, and counsel is unable to express any opinion, as to the availability or extent of the Section 199 deduction to the unitholders. Each prospective unitholder is encouraged to consult his tax advisor to determine whether the Section 199 deduction would be available to him.

Lease Acquisition Costs

The cost of acquiring natural gas and oil leaseholder or similar property interests is a capital expenditure that must be recovered through depletion deductions if the lease is productive. If a lease is proved worthless and abandoned, the cost of acquisition less any depletion claimed may be deducted as an ordinary loss in the year the lease becomes worthless. Please read “—Tax Treatment of Operations—Depletion Deductions.”

Geophysical Costs

The costs of geophysical exploration incurred in connection with the exploration and development of oil and gas properties in the United States are deducted ratably over a 24-month period beginning on the date that such expenses are paid or incurred; provided that, for this purpose any payments paid or incurred during the tax year are treated as paid or incurred at the mid-point of that year. This 24-month period is extended to 7 years in the case of major integrated oil companies.

Operating and Administrative Costs

Amounts paid for operating a producing well are deductible as ordinary business expenses, as are administrative costs to the extent they constitute ordinary and necessary business expenses that are reasonable in amount.

Tax Basis, Depreciation and Amortization

The tax basis of our assets, such as casing, tubing, tanks, pumping units and other similar property, will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to any future offering of units will be borne by our unitholders as of that time. Please read “—Tax Consequences of Unit Ownership—Allocation of Taxable Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Taxable Income, Gain, Loss and Deduction” and “—Disposition of Units—Recognition of Taxable Gain or Loss.”

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values and the tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of tax basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or tax basis are later found to be incorrect, the character and amount of items of income, gain, loss, or deduction previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

Recognition of Taxable Gain or Loss

Gain or loss will be recognized on a sale of units equal to the difference between the unitholder’s amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will equal the sum of the cash and/or the fair market value of other property he receives plus his share of our nonrecourse liabilities, for which he is deemed to be relieved. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a unit that decreased a unitholder’s tax basis in that unit will, in effect, become taxable income if the unit is sold at a price greater than the unitholder’s tax basis in that unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss, which will be long-term capital gain or loss if the unit is held by the unitholder for more than one year. As discussed above, beginning January 1, 2013, long-term capital gains recognized by noncorporate unitholders are scheduled to be taxed at a rate of 20%. A portion of this gain or loss, which may be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to “unrealized receivables” or “inventory items” that we own. The term “unrealized receivables” includes potential recapture items, including depreciation, depletion, and IDC recapture. Ordinary income attributable to unrealized receivables and inventory items may exceed net taxable gain realized on the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may be used to offset only capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling, a unitholder will be unable to select high or low tax basis units to sell as would be the case with corporate stock, but, according to the Treasury regulations, may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and those Treasury regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into: (1) a short sale; (2) an offsetting notional principal contract; or (3) a futures and/or certain forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue Treasury regulations that treat a taxpayer who enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Tax Allocations Between Transferors and Transferees

In general, each item of our income, gain, loss and deductions, for U.S. federal income tax purposes, shall be determined on an annual basis and prorated on a monthly basis and shall be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the New York Stock Exchange on the first business day of each month; provided, however, gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income or loss realized and recognized other than in the ordinary course of business, as determined by the general partner, shall be allocated to the unitholders as of the opening of the New York Stock Exchange on the first business day of the month in which such gain or loss is recognized for U.S. federal income tax purposes.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury regulations. Accordingly, Haynes and Boone, LLP is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is not allowed under the Treasury regulations, or applies to only transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss, and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any of his units, other than through a broker, generally is required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). We are required to notify the IRS of any such transfers of units and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may lead to the imposition of substantial penalties.

Constructive Termination

We will be considered to have terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. A constructive termination results in the closing of our taxable year for all unitholders. The closing of our taxable year as a result of this rule may result in more than 12 months of our taxable income or loss being includable in the taxable income of unitholders for the year of termination. A constructive termination occurring on a date other than December 31 will result in our filing two U.S. federal income tax returns (and unitholders’ receiving two Schedule K-1s) for one fiscal year, and the cost of the preparation of these returns will be borne by all unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the Treasury regulations under Section 743 of the Internal Revenue Code. This method is consistent with the Treasury regulations applicable to property depreciable under the accelerated cost recovery system or the modified accelerated cost recovery system, which we expect will apply to substantially all, if not all, of our depreciable property. We also intend to use this method with respect to property that we own, if any, depreciable under Section 167 of the Internal Revenue Code, even though that position may be inconsistent with Treasury regulation Section 1.167(c)-1(a)(6). We do not expect Section 167 of the Internal Revenue Code to apply to a material portion, if any, of our assets. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized book-tax disparity, we will apply the rules described in the Treasury regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If we adopt this position, it may result in lower annual deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. We will not adopt this position if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method that would not have a material adverse effect on the unitholders to preserve the uniformity of the intrinsic tax characteristics of our units. Our counsel, Haynes and Boone, LLP, is unable to opine on the validity of any of these positions. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “—Disposition of Units—Recognition of Taxable Gain or Loss.

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

A regulated investment company, or “mutual fund,” is required to derive at least 90% of its gross income from certain permitted sources. Income from the ownership of units in a “qualified publicly traded partnership” is generally treated as income from a permitted source. We expect that we will meet the definition of a qualified publicly traded partnership.

Non-resident aliens and foreign corporations, trusts, or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence they will be required to file U.S. federal tax returns to report their share of our income, gain, loss, or deduction and pay federal income tax at regular rates on their share of our net income or gain. Under rules applicable to publicly traded partnerships, we will withhold tax, at the highest effective applicable rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” that is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, foreign corporations that hold units are subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

Under a ruling issued by the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss, and deductions for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss, and deductions.

We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury regulations or administrative interpretations of the IRS. Neither we nor Haynes and Boone, LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any such challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability and possibly may result in an audit of his own return. Any audit of a unitholder’s return could result in adjustments related to our returns and adjustments not related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss, and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement appoints the General Partner as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold units as a nominee for another person are required to furnish to us: (1) the name, address, and taxpayer identification number of the beneficial owner and the nominee; (2) a statement regarding whether the beneficial owner is: a person that is not a U.S. person, a foreign government, an international organization, or any wholly owned agency or instrumentality of either of the foregoing, or a tax-exempt entity; (3) the amount and description of units held, acquired, or transferred for the beneficial owner; and (4) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return: (1) for which there is, or was, “substantial authority,” or (2) as to which there is a reasonable basis and the relevant facts of that position are disclosed on the return.

If any item of income, gain, loss, or deduction included in the distributive share of unitholders could result in that kind of an “understatement” of income for which no “substantial authority” exists, we would be required to disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty. More stringent rules would apply to an understatement of tax resulting from ownership of units if we were classified as a “tax shelter.”

A substantial valuation misstatement exists if (1) the value of any property, or the tax basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or tax basis; (2) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Internal Revenue Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price; or (3) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for a corporation other than an S Corporation or a personal holding company). The penalty is increased to 40% in the event of a gross valuation misstatement. We do not anticipate making any valuation misstatements.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses in excess of $2 million in any single taxable year or $4 million in any combination of taxable years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) is audited by the IRS. Please read “—Administrative Matters—Information Returns and Audit Procedures” above.

Moreover, if we were to participate in a listed transaction or a reportable transaction (other than a listed transaction) with a significant purpose to avoid or evade tax, you could be subject to the following provisions and/or limitations: accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Administrative Matters—Accuracy-Related Penalties;” for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any reportable transactions.

State, Local and Other Tax Considerations

In addition to federal income taxes, you will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance, or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. We currently do business and own property in Texas, Louisiana, Oklahoma, Arkansas, New Mexico, Colorado, Kansas, Michigan, Ohio, West Virginia and Pennsylvania. We may also own property or do business in other states in the future. Although an analysis of the various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. You may not be required to file a return and pay taxes in some states because your income from that state falls below the filing and payment requirement. You will be required, however, to file state income tax returns and to pay state income taxes in many of the states in which we may do business or own property, and you may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Unit Ownership —Entity-Level Collections.” Based on current law and our estimate of our future operations, we anticipate that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in us. Haynes and Boone, LLP has not rendered an opinion on the state, local, or foreign tax consequences of an investment in us. We strongly recommend that each prospective unitholder consult, and depend on, his own tax counsel or other advisor with regard to those matters. It is the responsibility of each unitholder to file all tax returns that may be required of him.

Recent Legislative Developments

Current law may change so as to cause us to be treated as a corporation for U.S. federal income tax purposes or otherwise subject us to entity-level taxation. For example, members of Congress have recently considered substantive changes to the existing federal income tax laws that could affect certain publicly traded partnerships. As previously proposed, we do not believe that such legislation would affect our tax treatment as a partnership. However, future legislation could be passed that may adversely impact us.

On February 13, 2012, the White House released President Obama’s budget proposal for the fiscal year 2013 (the “Budget Proposal”). Among the changes contained in the Budget Proposal is the elimination of certain key U.S. federal income tax preferences currently available to oil and gas exploration and production companies. These changes include, but are not limited to, (1) the repeal of the percentage depletion allowance for oil and gas properties; (2) the elimination of current deductions for intangible drilling and development costs; (3) the elimination of the deduction for certain U.S. production activities; (4) the repeal of the exception to the passive loss rules for working interests in oil and gas properties; and (5) an increase of the amortization period for geological and geophysical expenditures.

The passage of any legislation as a result of these proposals or any other similar changes in U.S. federal income tax laws could increase the amount of our taxable income allocable to you. We are unable to predict whether any of these changes, or other proposals, will ultimately be enacted. Any modifications to the federal income tax laws or interpretations thereof may or may not be applied retroactively. Any such changes could negatively impact the value of an investment in our common units.

INVESTMENT IN US BY EMPLOYEE BENEFIT PLANS

The following is a summary of certain considerations associated with an investment in us by the following (each, a “Plan”): (i) employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) plans, individual retirement annuities or accounts and other arrangements that are subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), or provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Internal Revenue Code or other ERISA (collectively, “Similar Laws”), and (iii) entities whose underlying assets are considered to include “plan assets” of any such plans, accounts or arrangements.

This summary describes certain of these issues under ERISA and the Internal Revenue Code as currently in effect and the existing administrative and judicial interpretations thereunder. No assurance can be given that administrative, judicial or legislative changes will not occur that may make the statements contained herein incorrect or incomplete. Moreover, no attempt is made in this summary to describe issues that may arise under federal, state or local laws that are not preempted by ERISA or the Internal Revenue Code. In addition, this summary does not discuss the laws of any country other than the United States.

General fiduciary matters

ERISA and the Internal Revenue Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Internal Revenue Code and prohibit certain transactions involving the assets of a Plan and its fiduciaries or other interested parties. Under ERISA and the Internal Revenue Code, any person who exercises any discretionary authority or control over the administration of a Plan or the management or disposition of the assets of a Plan, or who renders investment advice for a fee or other compensation to a Plan, is generally considered to be a fiduciary of the Plan.

In considering an investment in us of a portion of the assets of any Plan, a fiduciary should consider, among other things:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, the Plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

•

whether the investment will result in recognition of unrelated business taxable income by the Plan and, if so, the potential after-tax investment return. Please read “Material Tax Consequences — Tax-Exempt Organizations and Other Investors.”

In addition, the fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Internal Revenue Code or any Similar Law relating to a fiduciary’s duties to the Plan and whether it is a proper investment for the Plan.

Prohibited transaction issues

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit Plans from engaging in specified transactions involving “plan assets” with persons or entities who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of Section 4975 of the Internal Revenue Code) with respect to such Plans, unless an exemption is available. Such transactions are referred to as “prohibited transactions” and include, without limitation, (1) a direct or indirect extension of credit to or from a party in interest or disqualified person, (2) the sale or exchange of any property between a Plan and a party in interest or disqualified person, or (3) the transfer to, or use by or for the benefit of, a party in interest or disqualified person, of any plan assets.

A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Internal Revenue Code. In addition, the fiduciary of the Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Internal Revenue Code.

The investment in us by a Plan with respect to which we, the General Partner, EnerVest, or an affiliate of the foregoing is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Internal Revenue Code, unless the investment is acquired with an applicable statutory, class, or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the investment in us. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition to the class exemptions above, there is also a statutory exemption that may be available under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Internal Revenue Code for prohibited transactions between a Plan and a person or entity that is a party in interest to such Plan solely by reason of providing services to the Plan (other than a party in interest that is a fiduciary, or its affiliate, that has or exercises discretionary authority or control or renders investment advice with respect to the assets of the Plan involved in such transaction), provided that there is adequate consideration for the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Similar Laws governing the investment and management of the assets of governmental plans and other plans which are not subject to ERISA or the Internal Revenue Code may contain fiduciary and prohibited transaction requirements similar to those under Title I of ERISA and Section 4975 of the Internal Revenue Code. Accordingly, fiduciaries of such Plans, in consultation with their counsel, should consider the impact of their respective laws on investments in us and the considerations discussed above, to the extent applicable.

Because of the foregoing, any person investing “plan assets” of any Plan should not invest in us, unless (i) we, the General Partner, EnerVest, and all of our affiliates are not parties in interest or disqualified persons with respect to the Plan; or (ii) such investment will not constitute a non-exempt prohibited transaction under ERISA and the Internal Revenue Code or a similar violation of any applicable Similar Laws.

Plan assets

In addition to considering whether the investment in us is a prohibited transaction, a fiduciary of a Plan should consider whether the Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

Fiduciary responsibilities generally apply with respect to the assets of a Plan covered by ERISA, as well as any entity whose assets include such Plan’s assets, and prohibited transaction restrictions generally apply with respect to the assets of a Plan covered by ERISA and/or the Code, as well as any entity whose assets include such Plan’s assets. The U.S. Department of Labor’s regulations promulgated under ERISA at 29 C.F.R. Section 2510.3-101, et seq., as modified by Section 3(42) of ERISA (the “Plan Assets Regulation”), identify a Plan’s assets when a Plan invests in an entity. Under the Plan Assets Regulation, if a Plan invests in us, unless an exception applies, the Plan’s assets will include its interest in us and will also include our underlying assets (i.e., our assets would constitute “plan assets”). For purposes of the Plan Assets Regulation, the term “Plan” is limited to (i) any employee benefit plan subject to Title I, Part 4 of ERISA, (ii) a plan described in Section 4975(e) of the Internal Revenue Code, other than a governmental plan and certain church plans, and (iii) any other entity whose underlying assets constitute “plan assets” by virtue of investments in such entity by the foregoing employee benefit plans or plans.

There are four exceptions to the rule treating an entity’s underlying assets as assets of a Plan investor. Under the Plan Assets Regulation, an entity’s assets would not be considered to be “plan assets” if, among other things:

•

the equity interests acquired by Plans are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

•	the equity interests acquired by Plans are registered under the Investment Company Act of 1940;

•

the entity is an “operating company” (including a “venture capital operating company”)—i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

•

there is not “significant” investment by Plans, which is defined to mean that, immediately after the most recent acquisition of any equity interest, less than 25% of the value of each class of equity interest in the entity is held by Plans.

Because our common units should constitute publicly offered securities, we believe our underlying assets should not be considered “plan assets” under the Plan Assets Regulation.

Representation

By investing in us, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee constitutes assets of any Plan; (ii) we, the General Partner, EnerVest, and all of our affiliates are not parties in interest or disqualified persons with respect to the Plan(s) under ERISA, the Internal Revenue Code, or applicable Similar Laws; or (iii) the investment in us by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code or a similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be comprehensive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering investing in us on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Internal Revenue Code and any Similar Laws to such investment.

PLAN OF DISTRIBUTION

Under this prospectus, we intend to offer our securities to the public:

•	through one or more broker-dealers;

•	through underwriters; or

•	directly to investors.

We will fix a price or prices of our securities at:

•	market prices prevailing at the time of any sale under this registration statement;

•	prices related to market prices; or

•	negotiated prices.

We may change the price of the securities offered from time to time.

We will pay or allow distributors’ or sellers’ commissions that will not exceed those customary in the types of transactions involved. Broker-dealers may act as agent or may purchase securities as principal and thereafter resell the securities from time to time:

•	in or through one or more transactions (which may involve crosses and block transactions) or distributions;

•	on The NASDAQ Global Select Market;

•	in the over-the-counter market; or

•	in private transactions.

Broker-dealers or underwriters may receive compensation in the form of underwriting discounts or commissions and may receive commissions from purchasers of the securities for whom they may act as agents. If any broker-dealer purchases the securities as principal, it may effect resales of the securities from time to time to or through other broker-dealers, and other broker-dealers may receive compensation in the form of concessions or commissions from the purchasers of securities for whom they may act as agents.

To the extent required, the names of the specific managing underwriter or underwriters, if any, as well as other important information, will be set forth in prospectus supplements. In that event, the discounts and commissions we will allow or pay to the underwriters, if any, and the discounts and commissions the underwriters may allow or pay to dealers or agents, if any, will be set forth in, or may be calculated from, the prospectus supplements. Any underwriters, brokers, dealers and agents who participate in any sale of the securities may also engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses. We may indemnify underwriters, brokers, dealers and agents against specific liabilities, including liabilities under the Securities Act.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

In connection with offerings under this shelf registration and in compliance with applicable law, underwriters, brokers or dealers may engage in transactions that stabilize or maintain the market price of the securities at levels above those that might otherwise prevail in the open market. Specifically, underwriters, brokers or dealers may over-allot in connection with offerings, creating a short position in the securities for their own accounts. For the purpose of covering a syndicate short position or stabilizing the price of the securities, the underwriters, brokers or dealers may place bids for the securities or effect purchases of the securities in the open market. Finally, the underwriters may impose a penalty whereby selling concessions allowed to syndicate members or other brokers or dealers for distribution the securities in offerings may be reclaimed by the syndicate if the syndicate repurchases previously distributed securities in transactions to cover short positions, in stabilization transactions or otherwise. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

LEGAL MATTERS

The validity of the common units offered hereby has been passed upon for us by Haynes and Boone, LLP, Houston, Texas.

EXPERTS

Information about our estimated net proved reserves as of December 31, 2011 and the future net cash flows attributable to these reserves was prepared by Cawley, Gillespie & Associates, Inc., an independent petroleum and geological engineering firm and are included herein in reliance upon their authority as experts in reserves and present values.

The consolidated financial statements incorporated in this prospectus by reference from EV Energy Partners, L.P.’s Annual Report on Form 10-K, and the effectiveness of EV Energy Partners, L.P. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report (1) expresses an unqualified opinion on the financial statements and includes an explanatory paragraph relating to accounting changes during 2009 for oil and natural gas reserves and disclosures and (2) expresses an unqualified opinion on the effectiveness of internal control over financial reporting). Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The audited historical statement of revenues and direct operating expenses of the Barnett Shale Properties, as defined in the purchase and sale agreement dated November 2, 2011 between Encana Oil & Gas (USA) Inc. and EV Properties, L.P. along with certain institutional partnerships managed by EnerVest, Ltd., is included in Exhibit 99.1 of EV Energy Partners, L.P.’s Current Report on Form 8-K/A dated February 9, 2012 and has been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read these SEC filings, and this registration statement, over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Unless specifically listed under “Incorporation by Reference” below, the information contained on the SEC website is not intended to be incorporated by reference in this prospectus and you should not consider that information a part of this prospectus.

Our home page is located at www.evenergypartners.com. Our annual reports on Form 10-K, our quarterly reports on Form 10-Q, current reports on Form 8-K and other filings with the SEC are available free of charge through our web site as soon as reasonably practicable after those reports or filings are electronically filed or furnished to the SEC. Information on our web site or any other web site is not incorporated by reference in this prospectus and does not constitute a part of this prospectus. You should not assume that the information in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on the cover page of this prospectus or any supplement. Our business, financial condition, results of operations and prospectus may have changed since that date.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We are incorporating by reference in this prospectus information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information that we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC automatically will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, excluding any information in those documents that is deemed by the rules of the SEC to be furnished not filed, until we close this offering:

•	our annual report on Form 10-K for the year ended December 31, 2011; and

•	our current reports on Forms 8-K and 8-K/A, as filed with the SEC on February 9, 2012 (Form 8-K and 8-K/A) and February 15, 2012.

•

our Registration Statement on Form 8-A12B (No. 001-33024) filed on September 15, 2006 as amended by Amendment No. 1 to our Registration Statement on Form 8-A12B/A (No. 001-33024) filed on September 20, 2006.

You may obtain copies of any of these filings by contacting us at the address and phone number indicated below or by contacting the SEC as described above in “Where You Can Find More Information.” Documents incorporated by reference are available from us without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this prospectus, by requesting them in writing, by telephone or via the internet at:

EV Energy Partners, L.P.

1001 Fannin Street, Suite 800

Houston, Texas 77002

(713) 651-1144

Attn: Investor Relations

Internet Website: www.evenergypartners.com

The information contained on our website does not constitute a part of this prospectus, and our website address supplied above is intended to be an inactive textual reference only and not an active hyperlink to our website.

EV ENERGY PARTNERS, L.P.

5,000,000 Common Units

Representing Limited

Partner Interests

PRELIMINARY PROSPECTUS SUPPLEMENT

October 17, 2013

Book-Running Managers

Wells Fargo Securities

Citigroup

J.P. Morgan

Raymond James

RBC Capital Markets

Baird

Credit Suisse

Co-Managers

Oppenheimer & Co.

Stifel

Wunderlich Securities

Ladenburg Thalmann & Co. Inc.

MLV & Co.